Dear Fellow Shareholders,

In 2021, Fiserv had another successful year of delivering on our growth agenda in the midst of a dynamic environment. We delivered strong financial results and our disciplined approach to capital allocation continued with acquisitions, debt repayment and share repurchases. We continued to invest in the business to fuel further growth and innovate to provide value for our clients. As the operating system for commerce and money movement across our client base of businesses large and small, banks, credit unions, and fintechs, we're helping our clients grow by extending our platform to capture new services and new money flows.

Our commitment to diversity and inclusion, including through training and leadership programs, employee resource groups, partnerships and programs such as Back2Business supporting small, minority-owned businesses, remains a top priority along with the health and well-being of our associates. We continue to progress on our corporate responsibility and environmental stewardship practices and reporting, and remain focused on implementing leading governance practices.

As previously announced, we will see changes in our board this year. In this regard, I would like to thank Denis O'Leary, Dennis Lynch, and Scott Nuttall for their years of service to Fiserv. We are grateful for their valuable insights, contributions and guidance during their tenure.

Our annual meeting will be held online at www.virtualshareholdermeeting.com/FISV2022 on Wednesday, May 18, 2022, at 10:00 a.m. Central time. Details for attending the annual meeting, and how and when to vote, are included in this proxy statement.

Your vote is very important to us. If you are unable to attend the annual meeting, please vote in advance of the meeting online, by mail or by telephone to ensure your shares are represented. Thank you for your continued support and investment in Fiserv.

Sincerely,



Frank J. Bisignano
President and Chief Executive Officer



Notice of 2022 Annual Meeting of Shareholders

Time and Date
Wednesday, May 18, 2022, at 10:00 a.m. (CT)

Virtual Annual Meeting Site
www.virtualshareholdermeeting.com/FISV2022, where you will be able to listen to the annual meeting live, submit questions and vote online

Matters to Be Voted On
1. Election of nine directors to serve for a one-year term and until their successors are elected and qualified.

2. Approval, on an advisory basis, of the compensation of our named executive officers.

3. Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2022.

4. Shareholder proposal requesting the board seek shareholder approval of senior manager severance and termination payments.

Any other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Who Can Vote
Holders of Fiserv stock at the close of business on March 21, 2022.

Participating in the Virtual Annual Meeting
The annual meeting will once again be held exclusively via live webcast to support the health and well-being of our shareholders, directors and employees, facilitate broad shareholder attendance and provide a consistent experience to all shareholders regardless of location. Holders of Fiserv stock at the close of business on March 21, 2022, are entitled to participate in, examine our shareholders' list at, and submit questions in writing during, the annual meeting by visiting www.virtualshareholdermeeting.com/FISV2022. To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. The annual meeting will begin promptly at 10:00 a.m. (CT). Online check-in will begin at 9:30 a.m. (CT). Please allow ample time for the online check-in procedures.

Date of Mailing
On April 5, 2022, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders.

By Order of the Board of Directors,

Eric C. Nelson
Secretary
April 5, 2022

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 18, 2022: The proxy statement, 2021 Annual Report on Form 10-K and the means to vote by Internet are available at http://www.proxyvote.com.



Proxy Statement Table of Contents

At-A-Glance

- **Performance Share Units.** All of our executive officers received half of their annual equity awards in the form of performance share units in 2022.

- **Double-Trigger Equity Vesting.** We terminated our legacy change of control agreements, thereby eliminating single trigger equity vesting upon a change of control for all restricted stock units and stock options and for performance share units granted after 2019. We also eliminated all post-change of control walk away rights.

- **Severance Harmonization.** We adopted a new severance policy applicable to executive officers that provides for severance equal to 1.5 times base salary plus target cash incentive award.

- **Director Refreshment.** We appointed two new independent directors, Wafaa Mamilli and Dylan Haggart, to the board in 2021 and 2022, respectively. In addition, Messrs. Lynch, Nuttall and O'Leary were not nominated for re-election and their respective terms will expire at the 2022 annual meeting. We will continue to seek to appoint directors that complement the skills, expertise and diversity of our board to meet its strategic needs.

- **Board Diversity.** With respect to our nominees for election at the annual meeting, more than half are diverse in gender, race and/or ethnicity, including one-third who are female and one-third who are diverse in race and/or ethnicity.

- **ESG Oversight.** The board amended the nominating and corporate governance committee charter to formalize the committee's oversight of our environmental, corporate social responsibility and governance (ESG) programs, policies, disclosures and reporting.

- **Human Capital Management.** We expanded the scope of responsibilities of our talent and compensation committee to include human capital strategy, including with respect to diversity, equity and inclusion, talent engagement and culture.

- **Board Governance Enhancement.** The nominating and corporate governance committee undertook a review of the practices and procedures of the board to enhance its operating efficiency and strategic focus and updated the company's governance documents to meet or exceed leading market practices.

- **Director Skills Matrix.** This proxy statement includes a table illustrating our directors' experience and skills to help our shareholders better understand their strengths.

- **Committee Rotation.** We rotated our board committee memberships during 2021 to best utilize the experience of our directors and to provide our committees with new perspectives.

Shareholder Engagement

Engaging with our shareholders to gain their feedback is fundamental to our commitment to good governance. Feedback from shareholders is shared with the board and helps to inform enhancements to our compensation, governance and corporate responsibility practices. In addition to our governance-focused engagement, our investor relations team and members of senior management regularly communicate with our shareholders in connection with quarterly earnings calls, analyst meetings, investor and industry conferences, and individual dialogue.

Over the past year, we expanded the scope of our engagement to better understand the topics that are important to our shareholders and address their input in a meaningful way. During 2021, we extended an invitation to engage with shareholders collectively owning approximately 63% of our outstanding shares, and had discussions with shareholders collectively owning approximately 35% of our outstanding shares. Independent directors participated in several of these meetings.

Shareholders Contacted in 2021



~63% of Outstanding Shares

Shareholders Engaged in 2021



~35% of Outstanding Shares

Our board was disappointed by the outcome of our last advisory vote to approve named executive officer compensation, which received support from 63% of the votes cast at our 2021 annual meeting. In response, and with the support of our board, we prioritized dialogue regarding our executive officer compensation program in our shareholder engagement initiative following our 2021 annual meeting. The purpose of these discussions was to gain insight and perspective on our executive compensation programs and practices, including enhancements that had been made following our 2020 annual meeting, as well as the transition agreement with our former chief executive officer, equity incentive awards, and the design of our short-term incentive compensation program. While executive compensation was a key topic of focus in our conversations, other topics discussed included board composition, corporate social responsibility and other corporate governance-related matters.

Executive Compensation

In our discussions with shareholders, they expressed positive views regarding our strong management and financial performance. Shareholders stated that their concerns regarding the structure of our compensation program were largely addressed following the 2020 annual meeting, and those who voted against named executive officer compensation in 2021 indicated this was primarily due to the transition agreement with our former chief executive officer. As discussed below, we have committed to not materially enhancing payments in connection with a voluntary resignation or retirement going forward. After taking into account all of the feedback from our shareholders, we have made the following changes to our executive compensation program:

What We Heard	How We Responded
Severance benefits should not be modified or enhanced upon a voluntary resignation or retirement	**We are committed to not materially enhancing payments or benefits payable pursuant to an executive officer's voluntary resignation or retirement** We are committed to fulfilling the terms of agreements with and policies related to our executive officers' voluntary resignation or retirement and to not materially enhancing the payments or benefits payable to any executive officer in connection with any such officer's voluntary resignation or retirement, including not modifying unvested performance share units to eliminate pro rata vesting.

What We Heard	How We Responded
A meaningful portion of equity awards should vest based upon the company's performance	**All of our executive officers received 50% of their annual equity awards in the form of performance share units in 2022**
	Half of all executive officer annual equity grants in 2022 were in the form of performance share units. This was an increase from 2021, when our chief executive officer received one-half, and our other continuing named executive officers received one-third, of their annual equity awards in form of performance share units.
	Shares subject to the performance share units granted in 2021 and 2022 will be earned based on attainment of relative total shareholder return, organic revenue growth, adjusted operating income and adjusted earnings per share. For the relative total shareholder return component, performance at the 55th percentile relative to the S&P 500 is required for target level vesting and will be capped at target if our absolute total shareholder return over the three-year period is negative.
Short-term cash incentive awards should be based on objective financial metrics	**Annual cash incentive awards are based on the attainment of defined performance goals**
	The talent and compensation committee established an annual cash incentive program for executive officers in 2021 with defined financial performance goals and continued this program design for 2022. The cash incentive award amounts earned for 2021 were determined in early 2022 based on attainment against these objective performance goals.
Equity awards should not be subject to single trigger vesting upon a change of control	**We eliminated single trigger equity vesting upon a change of control and all post-change of control walk away rights**
	As a result of the termination of our legacy change of control agreements, we eliminated single trigger equity vesting upon a change of control for all restricted stock units and stock options and for performance share units granted after 2019. We also eliminated all post-change of control walk away rights.
Severance and change of control agreements should be reviewed to ensure they reflect current market practices	**We adopted a new severance policy that provides for severance equal to 1.5 times base salary plus target cash incentive award**
	Under our new severance policy, which governs all but two legacy obligations, the severance payment upon a termination without cause is equal to 1.5 times base salary plus the target cash incentive award for the year of termination.

Board Composition

What We Heard	How We Responded
Enhanced disclosure regarding diversity at the board level should be made available and we should ensure the composition of our board reflects our commitment to diversity and inclusion	This proxy statement includes aggregate and director-specific information regarding gender identity and race and ethnicity. In addition, more than half of our nominees for election at the annual meeting are diverse in gender, race and/or ethnicity.
Shareholders would benefit from enhanced disclosure of director experience and skills	This proxy statement includes a director skills matrix that highlights individual director experience and skills that are important to their oversight role at our company.

Corporate Responsibility

What We Heard	How We Responded
Enhanced environmental-related disclosure and reporting should be made available	We submitted responses to the Carbon Disclosure Project (CDP) climate change questionnaire.
	To further enhance our sustainability practices and support the growth of our ESG program, we plan to publish a Corporate Social Responsibility (CSR) report that is aligned with the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI) in 2022. We also plan to augment the CSR report with additional information aligned with the Task Force on Climate-Related Financial Disclosures (TCFD) reporting standards in future disclosures.
Enhanced disclosure at the workforce level should be made available	We made our 2020 EEO-1 report available on our website.
	We plan to provide additional demographic information about our workforce in our CSR Report to be published later in 2022.
The board of directors should have increased oversight of ESG-related matters	The board of directors amended the nominating and corporate governance committee charter to formalize the committee's oversight of ESG programs, policies, disclosures and reporting and responsibility for identifying, evaluating and monitoring ESG-related trends, opportunities and risks that may materially affect us.
	We also expanded the scope of responsibilities of our talent and compensation committee to include human capital strategy, including with respect to diversity, equity and inclusion, talent engagement and culture.
More information regarding political contributions should be made available	We provided on our website a copy of our political contributions policy and a report of our monetary contributions and expenditures that included the identity of and amount paid to each recipient.

Our Board of Directors

Our Director Nominees



Tenure

1
8+ years

6
<3 years

2
4-8 years

4 Years Average Tenure

Racial/Ethnic Diversity

1
African American/Black

1
Hispanic/Latinx

1
North African/
Middle Eastern

6
White

33% Diverse

Gender Diversity

3
Female

6
Male

33% Diverse

Our Board Diversity Matrix (as of April 5, 2022)

The table below provides certain self-identified personal characteristics of our directors in the format required by Nasdaq Marketplace Rule 5605(f), and each of the categories listed in the table has the meaning as it is used within the rule.

Total Number of Directors	12	
Part I: Gender Identity	**Female**	**Male**
Directors	3	9
Part II: Demographic Information		
African American or Black	—	1
Hispanic or Latinx	—	1
White	3	7
Directors who identify as North African/Middle Eastern: 1		

Three of our directors, Mses. Davis, Mamilli and Miller, self-identify as female. Mr. de Castro self-identifies as Hispanic or Latinx, Mr. Warren self-identifies as African American or Black, and Ms. Mamilli self-identifies as North African/Middle Eastern.

Our Board's Experience and Skills

The collective experience of our directors reflects a balanced mix of the skills, expertise, background and viewpoints that we believe are integral to a well-functioning board. The following table summarizes those skills for each current director under several criteria we have identified as most relevant to our current business strategy. More detailed information about each nominee's qualifications, skills and experience follows under "Proposal 1. Election of Directors – Who We Are."

Name	Payments	Technology & Information Security	Executive Leadership "C-Level"	Public Company Board	Finance/ Strategy	Global Experience	Compensation and Talent	Risk Management	Government/ Regulation/ Geopolitical	Ecommerce/ Mobile/ Digital
F. Bisignano	●	●	●	●	●	●	●	●	●	●
A. Davis	●		●	●	●	●	●	●		●
H. de Castro	●		●	●	●	●	●	●		●
H. DiSimone	●	●	●		●	●	●	●		●
D. Haggart			●	●	●	●	●			
D. Lynch	●		●	●	●			●		
W. Mamilli		●	●		●	●	●	●		●
H. Miller	●		●	●	●	●		●		
S. Nuttall	●		●	●	●	●	●			
D. O'Leary	●	●	●	●	●		●	●		●
D. Simons		●	●	●	●	●	●	●	●	
K. Warren		●	●	●	●	●	●	●		●

Proposal 1. Election of Directors

Each person listed below is nominated for election to serve as a director until the next annual meeting of shareholders and until his or her successor is elected and qualified. Messrs. Lynch, Nuttall and O'Leary were not nominated for re-election and their respective terms will expire at this year's annual meeting. **The board of directors recommends that you vote "FOR" each of its nominees for director.**

Who We Are

FRANK J. BISIGNANO	*Committees:*
DIRECTOR SINCE 2019	None

Mr. Bisignano, age 62, has served as our Chief Executive Officer since 2020 and President since 2019. The board of directors has determined that Mr. Bisignano will become the chairman of the board upon his re-election to the board at the 2022 annual meeting of shareholders. Mr. Bisignano served as our Chief Operating Officer from 2019 to 2020 and joined us as part of the acquisition of First Data.

BUSINESS EXPERIENCE

Prior Public Directorships
- Humana, Inc., a health insurance company (2017-2021)
- First Data (2013-2019)

Prior Positions
- Chief Executive Officer (2013-2019) and Chairman (2014-2019) of First Data
- Co-Chief Operating Officer, Chief Executive Officer of Mortgage Banking, Chief Administrative Officer and other executive positions at JPMorgan Chase & Co., a global financial services company (2005-2013)
- Chief Executive Officer for the Global Transactions Services business, and a member of the Management Committee, of Citigroup Inc., a global banking company (2002-2005)

REASONS FOR NOMINATION

- Currently serves as our President and Chief Executive Officer
- Served as Chief Executive Officer and Chairman of First Data prior to the acquisition
- Experienced executive and recognized leader in the financial services industry

ALISON DAVIS
DIRECTOR SINCE 2014

Ms. Davis, age 60, co-founded Fifth Era, a firm that invests in early stage technology companies, and has served as the Managing Partner since 2011.

BUSINESS EXPERIENCE

Current Directorships
- SVB Financial Group, a financial services and bank holding company (public)
- Janus Henderson Group plc, a global asset manager (public)
- Collibra NV, a data governance software company (private)
- Pacaso, a technology platform for acquiring real estate (private)

Other Current Positions
- Managing Partner of Blockchain Coinvestors, a blockchain venture investor and fund of funds, since 2014
- Managing Director of Blockchain Coinvestors Acquisition Corp. I, a special purpose acquisition company, since 2021

Prior Public Directorships
- Ooma, Inc., a consumer telecommunications company (2014-2020)
- Royal Bank of Scotland Group plc, a British bank holding company (2011-2020)
- Unisys Corporation, a global information technology company (2011-2018)

Prior Positions
- Managing Partner of Belvedere Capital Partners, Inc., a private equity firm serving the financial services sector (2004-2010)
- Chief Financial Officer for Barclays Global Investors, an institutional asset manager that is now part of BlackRock, Inc. (2000-2003)
- Senior Partner at A.T. Kearney, Inc., a leading global management consulting firm
- Consultant at McKinsey & Company, a leading global management consulting firm

REASONS FOR NOMINATION

- Extensive experience in global financial services, corporate strategy, financial management, fintech and public company corporate governance

HENRIQUE DE CASTRO
DIRECTOR SINCE 2019

Mr. de Castro, age 56, most recently served as an advisor to Cantor Fitzgerald, a global financial services firm.

BUSINESS EXPERIENCE

Current Directorships
- Banco Santander, S.A., a Spanish multinational commercial bank (public)

Prior Public Directorships
- Target Corporation, a general merchandise retail company (2013-2020)
- First Data (2017-2019)
- CF Finance Acquisition Corp., a special purpose acquisition company (2018-2019)

Prior Positions
- Advisor to Cantor Fitzgerald (2015-2019)
- Chief Operating Officer of CF Finance Acquisition Corp. (2018-2019)
- Chief Operating Officer at Yahoo! Inc., a web services firm (2012-2014)
- President of Partner Business Worldwide, President of Media, Mobile & Platforms Worldwide and other senior executive positions at Google, a multinational technology company (2006-2012)
- Senior positions at Dell Corporation, a computer technology company
- Senior positions at McKinsey & Company, a leading global management consulting firm

REASONS FOR NOMINATION

- Leadership and management experience in the global technology industry, including expertise in global growth strategies

Committees:
- Audit Committee
- Nominating and Corporate Governance Committee

HARRY F. DISIMONE
DIRECTOR SINCE 2018

Committees:
- Technology Risk Committee, Chair
- Talent and Compensation Committee

Mr. DiSimone, age 67, is a consultant who founded and previously served as President of Commerce Advisors, Inc., a consulting and advisory services firm for the retail financial services and payments industries.

BUSINESS EXPERIENCE

Current Directorships
- Reliant Funding, Inc., a provider of short-term small business loans (private)
- ClearBalance Inc., a provider of healthcare loan programs (private)

Prior Positions
- President of Commerce Advisors, Inc. (2008-2020)
- Co-Managing Partner and Co-Founder of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States (2010-2015)
- Executive Vice President, Chief Operating Officer of the Chase credit card business, Private Label Card and Merchant Processing Executive, Retail Bank Chief Marketing Officer, Consumer Banking, Investments and Insurance Executive, Chase Personal Financial Services Executive and other senior level positions at JPMorgan Chase & Co., a global financial services company, and its predecessor organizations (1976-2008)
- Advisor to a number of retail banking and payment organizations, including The Data & Marketing Association, the NYCE Payment Network, Chase Paymentech, Mastercard's U.S. Business Committee, Visa Global Advisors, the New York Clearing House's Strategic Planning Committee and the Federal Reserve Bank's Payment Card Council

REASONS FOR NOMINATION

- Extensive experience in the banking, payments and financial services industries

DYLAN G. HAGGART
DIRECTOR SINCE 2022

Committees:
None

Mr. Haggart, age 35, is a partner of ValueAct Capital Management, L.P. (ValueAct), a global investment firm managing capital on behalf of large institutional investors, which he joined in 2013.

BUSINESS EXPERIENCE

Current Directorships
- Seagate Technology Holdings plc, a provider of data storage technology and solutions (public)

Prior Positions
- Private equity investor at TPG Capital, an investment advisory firm, focusing on North American buyouts
- Investment banker at Goldman Sachs Group, Inc., a global investment banking, securities and investment management firm

REASONS FOR NOMINATION

- Experience developing strategies to drive long-term profitable growth and value creation
- The board of directors appointed Mr. Haggart as a director and agreed to nominate him for election at the 2022 annual meeting of shareholders under an agreement between the company and ValueAct.

WAFAA MAMILLI
DIRECTOR SINCE 2021

Committees:
- Technology Risk Committee

Ms. Mamilli, age 54, has served as Executive Vice President and Chief Information and Digital Officer of Zoetis, Inc., a global animal health company, since 2020.

BUSINESS EXPERIENCE

Prior Positions
- Global Chief Information Officer for business units at Eli Lily and Company, a pharmaceutical company (2019-2020)
- Chief Information Security Officer at Eli Lily (2016-2019)
- A variety of other leadership positions at Eli Lily since 1995

REASONS FOR NOMINATION

- Extensive technology background and expertise on cybersecurity, digital and analytics
- Ms. Mamilli was identified by the nominating and corporate governance committee after engaging a third-party search firm.

HEIDI G. MILLER
DIRECTOR SINCE 2019

Committees:
- Audit Committee, Chair
- Technology Risk Committee

Ms. Miller, age 68, most recently served as President of JPMorgan International, a division of JPMorgan Chase & Co., a global financial services company.

BUSINESS EXPERIENCE

Current Directorships
- Waystar, Inc., a provider of financial management technology (private)

Prior Public Directorships
- HSBC Holdings plc, a British global banking and financial services company (2014-2021)
- General Mills Inc., a manufacturer and marketer of branded consumer foods (1999-2019)
- First Data (2014-2019)

Prior Positions
- President of JPMorgan International (2010-2012)
- Executive Vice President, Chief Executive Officer – Treasury and Securities Services of JPMorgan Chase (2004-2010)
- Executive Vice President and Chief Financial Officer of Bank One Corporation, a commercial bank that is now part of JPMorgan Chase (2002-2004)
- Chief Financial Officer of Citigroup Inc., a global banking company

REASONS FOR NOMINATION

- Leadership, management and strategic experience at complex organizations in the global banking and financial services industries

DOYLE R. SIMONS
DIRECTOR SINCE 2007

Mr. Simons, age 58, most recently served as President and Chief Executive Officer and a director of Weyerhaeuser Company, a company focused on timberlands and forest products. The board of directors has determined that Mr. Simons will become the lead independent director of the board upon his re-election to the board at the 2022 annual meeting of shareholders.

BUSINESS EXPERIENCE

Current Directorships
- Iron Mountain Incorporated, a storage and information management company (public)
- Green Diamond Resource Company, a forest products company (private)

Prior Public Directorships
- Weyerhaeuser Company (2013-2018)

Prior Positions
- President and Chief Executive Officer of Weyerhaeuser Company (2013-2018), and senior advisor (2018-2019)
- Chairman and Chief Executive Officer of Temple-Inland, Inc., a manufacturing company focused on corrugated packaging and building products which was acquired in 2012 (2007-2012)
- Executive Vice President, Chief Administrative Officer, Vice President – Administration and Director of Investor Relations at Temple-Inland (1994-2007)

REASONS FOR NOMINATION

- Accomplished businessperson with diverse experience in senior management, financial and legal matters

Committees:
- Talent and Compensation Committee
- Technology Risk Committee

KEVIN M. WARREN
DIRECTOR SINCE 2020

Mr. Warren, age 59, has served as Executive Vice President and Chief Marketing Officer of United Parcel Service, Inc., a global package delivery, supply chain management and freight forwarding company, since 2018.

BUSINESS EXPERIENCE

Prior Public Directorships
- Illinois Tool Works Inc., a global manufacturer of industrial products and equipment (2010-2021)

Prior Positions
- Executive Vice President & Chief Commercial Officer of Xerox Corporation, a global business services, technology and document management company (2017-2018)
- President, Commercial Business Group, President, Industrial, Retail and Hospitality Business Group, President of Strategic Growth Initiatives, and other roles at Xerox (1984-2017)

REASONS FOR NOMINATION

- Deep executive and commercial leadership experience including the growth and management of global brands

Committees:
- Talent and Compensation Committee
- Nominating and Corporate Governance Committee

How We Are Selected, Elected and Evaluated

More About Nominees

All of the nominees for election as director at the annual meeting are incumbent directors and have been nominated in accordance with our by-laws. There are no family relationships among any of our directors or executive officers. These nominees have consented to serve as a director if elected, and management has no reason to believe that any nominee will be unable to serve. Unless otherwise specified, the shares of common stock represented by the proxies solicited hereby will be voted in favor of the nominees proposed by the board of directors. In the event that any director nominee becomes unavailable for election as a result of an unexpected occurrence, shares will be voted for the election of such substitute nominee, if any, as the board of directors may propose.

Vote Required

Our by-laws provide that each director will be elected by the majority of the votes cast with respect to that director's election, other than in a contested election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "withheld" with respect to that director's election. In a contested election, as determined by our chairman of the board, each director will be elected by a plurality of the votes cast with respect to that director's election at a meeting at which a quorum is present regardless of whether a contested election continues to exist as of the date of such meeting. If, in an uncontested election of directors, any incumbent nominee receives a greater number of votes "withheld" from his or her election than votes "for" his or her election, such director will promptly tender his or her resignation. The nominating and corporate governance committee will then promptly recommend to the board whether to accept or reject the resignation, and we will promptly file a Current Report on Form 8-K with the Securities and Exchange Commission that sets forth the board's decision in which the director who tendered a resignation will not participate.

What We Look for in Directors

The nominating and corporate governance committee regularly assesses the appropriate size of the board of directors, strategic needs of the board, skills and competencies of our directors, and whether any vacancies on the board of directors are expected due to retirement or otherwise. The committee evaluates prospective nominees in the context of the then current constitution of the board and considers all factors it believes appropriate, which include those set forth in our governance guidelines such as personal ethics and integrity, business judgment, experience, an ability to represent the long-term interests of shareholders, and sufficient time to devote to board activities.

The board expects that it will consist of individuals of diverse gender, sexual orientation, race, ethnicity, nationality, cultural background and age. With respect to our nominees for election at the annual meeting, more than half are diverse in gender, race and/or ethnicity, including one-third who are female and one-third who are diverse in race and/or ethnicity. Further to our commitment to diversity and inclusion, our governance guidelines specifically require that the initial list of candidates for any new independent director include qualified female and racially/ethnically diverse candidates.

How We Nominate Directors

The nominating and corporate governance committee recommends to the full board of directors the nominees to stand for election at our annual meeting of shareholders and to fill vacancies occurring on the board. The committee utilizes a variety of methods to identify and evaluate director candidates who may come to the attention of the committee through current directors, professional search firms, shareholders or other persons. In making recommendations to the board, the committee examines each director candidate on a case-by-case basis regardless of who recommended the candidate. The committee will consider shareholder-recommended director candidates in accordance with the foregoing and other criteria set forth in our governance guidelines and the nominating and corporate governance committee charter. Recommendations for consideration by the committee must be submitted in writing to the corporate Secretary together with appropriate biographical information concerning each proposed candidate. The committee does not evaluate shareholder-recommended director candidates differently than any other director candidate. Information regarding how shareholders may nominate director nominees is found below under "Voting, Meeting and Other Matters – Shareholder Proposals for the 2023 Annual Meeting."

How We Evaluate Our Performance

The board of directors considers the performance of the board and of individual directors, and each committee of the board reviews its performance, on an annual basis. Our board believes that a meaningful annual evaluation process promotes good governance practices and enhances the effective functioning of the board.

Director Input

We seek director input regarding board, board committee and individual director performance. In 2021, input was received via interviews with a third-party consultant, the results of which were consolidated and reported to the full board of directors. Feedback may also be solicited via individual, board and board committee evaluations.

Annual Results

The chairman of the board reviews and discusses individual director performance evaluations with each director. The results of the board evaluations are reviewed and discussed by the nominating and corporate governance committee and the board. Each committee discusses the results of its performance survey and shares the results with the full board. In addition, the nominating and corporate governance committee reviews the chairman's performance, provides feedback to the chairman and takes such performance into account when making board leadership recommendations.

Action Plans

The board and its committees consider the results of the evaluations and, as appropriate, update their practices or areas of focus to continuously improve the operation and performance of the board and its committees. Among other things, the board implemented changes to the conduct of board meetings and provision of materials to enhance focus on key areas of strategic and operational matters.

How We Are Organized

Our Independence

Our board of directors has determined that Alison Davis, Henrique de Castro, Harry F. DiSimone, Dylan G. Haggart, Dennis F. Lynch, Wafaa Mamilli, Heidi G. Miller, Scott C. Nuttall, Denis J. O'Leary, Doyle R. Simons, and Kevin M. Warren are "independent" within the meaning of NASDAQ Marketplace Rule 5605(a)(2). Each member of the committees of our board of directors is independent, and the members of our audit and talent and compensation committees satisfy the additional independence criteria applicable to those committees under NASDAQ or Securities and Exchange Commission rules. In addition, each member of the talent and compensation committee is a non-employee director. Mr. Bisignano is not independent because he is a current employee of Fiserv.

Our Meetings and Attendance

During our fiscal year ended December 31, 2021, our board of directors held nine meetings. During 2021, each director attended 75% or more of the aggregate number of meetings of the board of directors and the committees on which he or she served, in each case, while the director was on our board or such committees. Our directors meet in executive session without management present at each regular meeting of the board of directors.

Directors are expected to attend each annual meeting of shareholders. All of the directors serving on the board at the time of our 2021 annual meeting of shareholders attended the meeting.

Our Leadership

We believe that strong independent leadership is essential for our board to effectively perform its primary oversight functions. It is also important for the board to retain flexibility to determine its leadership structure based on the particular composition of the board, the individuals serving in leadership positions and the needs and opportunities of the company as they change over time.

Mr. O'Leary served as the independent chairman of the board during 2021 and will continue to serve as our independent chairman until the 2022 annual meeting of shareholders. The board believed that separating the role of chief executive officer and chairman of the board allowed Mr. Bisignano to focus on his responsibilities as chief executive officer during his first full year in that role.

Following their re-election at our 2022 annual meeting, Mr. Bisignano will assume the role as chairman of the board, and Mr. Simons will serve as our lead independent director. Our board continues to experience change and it believes that having a combined chairman and chief executive officer and a lead independent director will allow Mr. Bisignano to effectively manage our business, execute on strategic priorities and lead the board while empowering Mr. Simons to provide independent board leadership and oversight with a clearly defined role and responsibilities. The board believes that Mr. Bisignano's leadership style and decades of financial services technology expertise make him uniquely qualified to lead discussions of the board, foster an important unity of leadership between the board and management, and promote alignment of the company's strategy with its operational execution. The board also believes that our robust corporate governance practices, including a strong lead independent director and independent leadership of all board committees, will help ensure continued independent oversight of management.

As set forth in our governance guidelines, the lead independent director is elected by the independent directors and responsible for, among other things:

- Presiding over meetings of the independent directors and meetings of the board when the chairman is not present and providing feedback to the chairman about those meetings

- Calling meetings of independent directors

- Collaborating with the chairman regarding the agenda for board meetings

- Participating in the annual chief executive officer performance evaluation and the board and individual director performance review process

- Acting as the principal liaison between independent director and the chairman

- Providing feedback to the chairman on behalf of the board regarding information provided to the board

- Serving, after consultation with the chief executive officer, as the liaison between the board and the company's shareholders

- Performing such other duties as from time to time may be assigned to him by the independent directors of the board

The board will continue to periodically review the board's leadership structure and its appropriateness given the needs of the board and the company at such time.

Our Committees

Our board of directors has four standing committees: an audit committee; a nominating and corporate governance committee; a talent and compensation committee; and a technology risk committee. Each of these committees has the responsibilities set forth in written charters adopted by the board of directors. We make copies of these charters available free of charge on our website at https://investors.fiserv.com/corporate-governance. Other than the text of the charters, we are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement. More information regarding each committee's risk oversight responsibilities can be found below under "How We Govern – Risk Oversight."

Audit Committee

Ms. Miller (Chair)
Ms. Davis
Mr. de Castro
Mr. Lynch
Number of Meetings held in 2021: **7**

The audit committee's primary role is to provide independent review and oversight of our financial reporting processes and consolidated financial statements, system of internal controls, audit process and results of operations and financial condition. The audit committee is directly and solely responsible for the appointment, compensation, retention, termination and oversight of our independent registered public accounting firm and establishing, and periodically reviewing and approving, procedures for the receipt, retention and treatment of complaints regarding accounting, internal control or auditing matters. The board of directors has determined that Mses. Davis and Miller and Messrs. de Castro and Lynch are "audit committee financial experts," as that term is used in Item 407(d)(5) of Regulation S-K.

Nominating and Corporate Governance Committee

Mr. Lynch (Chair)
Mr. de Castro
Mr. Nuttall
Mr. Warren
Number of Meetings held in 2021: **5**

The nominating and corporate governance committee assists the board of directors to identify, evaluate and recommend potential director nominees and annually reviews the size, structure, composition and functioning of the board and its committees including committee rotation and leadership. The committee is also responsible for corporate governance matters and oversees our ESG programs and practices.

Talent and Compensation Committee

Mr. Nuttall (Chair)
Mr. DiSimone
Mr. Simons
Mr. Warren
Number of Meetings held in 2021: **5**

The talent and compensation committee determines and implements compensation policies and programs designed to create long-term value for our shareholders, including reviewing and approving executive officer compensation, and overseeing our human capital management strategy, including with respect to diversity, equity and inclusion, talent engagement, and culture. Additional information regarding the talent and compensation committee and our named executive officer compensation is provided below under the heading "Our Executive Pay – Compensation Discussion and Analysis."

Technology Risk Committee

Mr. DiSimone (Chair)
Ms. Davis
Ms. Mamilli
Ms. Miller
Mr. Simons
Number of Meetings held in 2021: **5**

The technology risk committee is responsible for assisting the board of directors in its review of cybersecurity, information technology security, risk and other similar matters.

How We Govern

The board of directors is responsible for providing advice and oversight of the strategic and operational direction of the company to support our and our shareholder's long-term interests.

Strategic Oversight

Our board is responsible for reviewing management's strategic and financial plans. The board also monitors corporate performance against those plans including overseeing operating results on a regular basis. At least quarterly, the chief executive officer, chief financial officer and other members of management provide detailed business and strategy updates to our board. At these reviews, our directors engage with the senior leadership team and other members of management regarding, among other topics: business objectives; our budget, capital allocation plan, and financial and operating performance; the competitive landscape; product and technology updates; and potential acquisitions, investments and partnerships. Our board is also responsible for planning management succession and monitoring and encouraging ethical behavior and compliance with laws, regulations and corporate policies.

Risk Oversight

Our management is responsible for managing risk, and our board is responsible for overseeing management. To discharge this responsibility, the board seeks to be informed about the risks facing the company so that it may evaluate actual and potential risks and understand how management is addressing such risks. To this end, the board, as a whole and at the committee level, regularly engages with management about risks faced by the company.

Board of Directors

- Discusses with senior management and other business leaders developments in our industry so that the board may evaluate the competitive and other risks faced by the company

- Receives information regarding our financial performance and condition from our chief financial officer to understand financial risks faced by the company

- Receives cybersecurity updates regarding cybersecurity events and threats, the status of our ongoing cybersecurity programs, and planned initiatives designed to continue to enhance our cybersecurity practices

Technology Risk Committee

- Engages with management on cybersecurity, technology, digital infrastructure and software development strategy as well as regulatory and corporate audit matters

- Monitors significant trends and events related to information security and technology risk, and receives updates regarding the cybersecurity threat landscape and the status of ongoing cybersecurity programs

- Helps ensure there is a comprehensive information security program, and oversees technology and cybersecurity risk management practices

Nominating and Corporate Governance Committee

- Works closely with management and the members of the board to manage risks associated with director succession, the independence of our directors and conflicts of interest

- Evaluates our corporate governance programs and policies

- Oversees our ESG programs, policies, stakeholder engagement and reporting, including identifying, evaluating and monitoring ESG-related trends, opportunities and risks that may materially affect us

- Oversees our political contributions and expenditures and lobbying activities

Talent and Compensation Committee

- Reviews, among other matters, the design and implementation of our compensation programs and policies and the administration of our equity incentive plans to manage compensation-related risk

- Oversees regulatory compliance with respect to compensation matters

- Reviews our succession planning for senior management

Audit Committee

- Oversees, and inquires of management, the head of our corporate audit function and the independent registered public accounting firm about, risks and exposures associated with financial matters, including financial reporting, tax, accounting, disclosure controls and procedures, internal control over financial reporting and credit and liquidity matters

- At each regular meeting, engages with our chief risk officer, the head of our corporate audit function and senior management regarding our operations, including enterprise risk, global regulatory compliance, and operational risks and matters

- Oversees the ongoing evaluation, reporting and remediation of risks that are most significant to us and are part of our enterprise risk management program, which is an integrated framework for managing risk across the enterprise including business resiliency, regulatory compliance, and third-party, credit, settlement, fraud, geopolitical, and reputational risks and, to the extent they present significant financial exposure, technology and cybersecurity risks

- Regularly reviews litigation and ethics and compliance matters with our legal department leadership

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our audit committee or, if the audit committee is not able to review the transaction for any reason, a majority of our disinterested directors. Compensation matters regarding our executive officers or directors are reviewed and approved by our talent and compensation committee. The policy also provides that, at least annually, any such ongoing, previously approved related person transaction is to be reviewed by the body that originally approved the transaction: to ensure that it is being pursued in accordance with all of the understandings and commitments made at the time that it was previously approved; to ensure that the commitments being made with respect to such transaction are appropriately reviewed and documented; and to affirm the continuing desirability of and need for the related person arrangement.

All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our shareholders' best interests or, if an alternate standard of review is imposed by applicable laws, statutes, governing documents or listing standards, if such alternate standard of review is satisfied.

On May 3, 2021, New Omaha Holdings, L.P., a shareholder of the company and affiliate of KKR & Co. Inc., completed an underwritten secondary public offering of 23 million shares of our common stock. New Omaha received all of the net proceeds from the offering. In connection with the offering, we repurchased from the underwriters 5 million shares of our common stock at a price equal to the price per share paid by the underwriters to New Omaha, or approximately $588 million in the aggregate. The repurchased shares were purchased with cash on hand, cancelled upon purchase and are no longer outstanding. The board of directors, other than Mr. Nuttall, unanimously reviewed and approved the share repurchase transaction in advance after determining that it was in the best interests of the company and our shareholders. Prior to the offering, New Omaha owned approximately 13% of our outstanding shares of common stock, and, following the offering, New Omaha owned approximately 7.5% as of December 31, 2021. In addition, in 2021, Sam Lituchy, an employee of the company and the son-in-law of Mr. Bisignano, received base salary and cash incentive compensation of $266,667 and restricted stock units having a grant date fair value of $79,277 and was eligible to participate in our employee benefit plans generally available to other employees.

How We Are Paid

Objectives for Director Compensation

Qualified non-employee directors are critical to our success. We believe that the primary duties of non-employee directors are to effectively represent the long-term interests of our shareholders and to provide guidance to management. Our compensation program for non-employee directors is designed to meet several key objectives:

- Compensate directors for the responsibilities, time commitments, and personal liabilities and risks that they face as directors of a public company

- Attract the highest caliber non-employee directors by offering compensation that is consistent with that of our peers

- Align the interests of our directors and shareholders by providing a significant portion of compensation in equity and requiring directors to own our stock

- Provide compensation that is simple and transparent to shareholders and reflects corporate governance best practices

- Where possible, provide flexibility in form and timing of payments

The talent and compensation committee of the board of directors reviews non-employee director compensation every other year and considers our financial and strategic performance, general market conditions and non-employee director compensation at the peer group companies set forth below under "Our Executive Pay – Compensation Discussion and Analysis – Determining and Structuring Compensation – Peer Group."

Elements of 2021 Director Compensation

Our 2021 non-employee director compensation program is summarized below:

Element of Compensation	2021
Annual Equity[1]	$ 192,000
Board Fee	78,000
Chairman Fee[2]	180,000
Committee Fee	15,000
Committee Chair Fee	10,000

(1) Upon being elected or re-elected as a director, each non-employee director receives such number of restricted stock units as is determined by dividing $192,000 by the closing price of our common stock on the grant date.

(2) The chairman fee, payable only to a non-employee chairman, is comprised of (i) $90,000 in cash and (ii) restricted stock units having approximately $90,000 in value. The chairman fee is in addition to the standard board fee and annual equity grant.

Restricted stock units vest on the earlier of (i) the first anniversary of the grant date or (ii) immediately prior to the first annual meeting of shareholders following the grant date. All cash fees are payable quarterly in arrears and may be subject to deferral elections. Committee fees are payable with respect to each committee on which a director serves.

Stock Ownership Requirements

Under our stock ownership policy, non-employee directors are required to accumulate, within five years after joining the board, and hold our common stock having a market value equal to at least four times (4x) the sum of the standard annual board cash fee plus the value of the standard annual equity award. All non-employee directors are in compliance with our stock ownership policy.

Non-Employee Director Deferred Compensation Plan

We maintain a non-employee director deferred compensation plan that provides directors with flexibility in managing their compensation and promotes alignment with the interests of our shareholders. Each non-employee director may defer up to 100% of his or her cash fees, and based on his or her deferral election, the director is credited with a number of share units at the time he or she would have otherwise received the fees being deferred. Each non-employee director also may defer receipt of up to 100% of shares due upon vesting of restricted stock units. Based on his or her election, the director is credited with one share unit for the receipt of each such share that is deferred. Share units are equivalent to shares of our common stock but have no voting rights.

Upon cessation of service on the board, the director receives one share of our common stock for each share unit. Share units credited to a director's account are considered awards granted under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan and count against that plan's share reserve.

2021 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Alison Davis[3]	108,000	192,106	300,106
Henrique de Castro[4]	108,000	192,106	300,106
Harry F. DiSimone[5]	114,154	192,106	306,260
Dylan G. Haggart[6]	—	—	—
Dennis F. Lynch[7]	118,000	192,106	310,106
Wafaa Mamilli[8]	51,610	178,855	230,465
Heidi G. Miller[9]	118,000	192,106	310,106
Scott C. Nuttall[10]	118,000	192,106	310,106
Denis J. O'Leary[11]	177,615	316,439	494,054
Doyle R. Simons[12]	108,000	192,106	300,106
Kevin M. Warren[13]	102,231	192,106	294,337

(1) This column includes fees earned or paid in cash during 2021. This column also includes the following amounts that were deferred under our non-employee director deferred compensation plan: Mr. de Castro – $108,000; Mr. DiSimone – $114,154; Ms. Miller – $118,000; Mr. Nuttall – $118,000; Mr. O'Leary – $177,615; and Mr. Simons – $108,000.

(2) We granted each non-employee director re-elected at our 2021 annual meeting of shareholders a number of restricted stock units determined by dividing $192,000 by $113.07, the closing price of our common stock on May 19, 2021, the date of grant, rounded up to the next whole restricted stock unit. Accordingly, each non-employee director received 1,699 restricted stock units. On that date,

we also granted Mr. O'Leary, as our chairman, a number of restricted stock units determined by dividing $90,000 by $113.07, rounded up to the next whole restricted stock unit. Accordingly, Mr. O'Leary received an additional 796 restricted stock units. In addition, to compensate him for his service as our chairman from January 1 to May 19, 2021, Mr. O'Leary received a pro rata grant of 320 restricted stock units on January 22, 2021, determined by dividing $34,274 by $107.28, the closing price of our common stock on that date, rounded up to the next whole restricted stock unit.

Ms. Mamilli joined the board on June 11, 2021, and we granted her 1,623 restricted stock units, representing a pro rata number based on the number of days between the date of her appointment and May 18, 2022, the date of the next annual meeting of shareholders, and using the closing price of our common stock on June 11, 2021, of $110.20.

All restricted stock units granted in 2021 vest 100% on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders following the grant date.

The dollar amount shown in the table is the grant date fair value of the award. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2021.

(3) As of December 31, 2021, Ms. Davis held 18,060 options to purchase shares of our common stock, all of which were vested, and 1,699 unvested restricted stock units.

(4) As of December 31, 2021, Mr. de Castro did not hold any options to purchase shares of our common stock and held 1,699 unvested restricted stock units.

(5) As of December 31, 2021, Mr. DiSimone did not hold any options to purchase shares of our common stock and held 1,699 unvested restricted stock units.

(6) Mr. Haggart joined our board in February 2022 and did not receive compensation in 2021.

(7) As of December 31, 2021, Mr. Lynch held 33,220 options to purchase shares of our common stock, all of which were vested, and 1,699 unvested restricted stock units.

(8) As of December 31, 2021, Ms. Mamilli did not hold any options to purchase shares of our common stock and held 1,623 unvested restricted stock units.

(9) As of December 31, 2021, Ms. Miller held 47,929 options to purchase shares of our common stock, all of which were vested, and 1,699 unvested restricted stock units.

(10) As of December 31, 2021, Mr. Nuttall did not hold any options to purchase shares of our common stock and held 1,699 unvested restricted stock units.

(11) As of December 31, 2021, Mr. O'Leary held 33,220 options to purchase shares of our common stock, all of which were vested, and 2,495 unvested restricted stock units.

(12) As of December 31, 2021, Mr. Simons held 44,124 options to purchase shares of our common stock, all of which were vested, and 1,699 unvested restricted stock units.

(13) As of December 31, 2021, Mr. Warren did not hold any options to purchase shares of our common stock and held 1,699 unvested restricted stock units.

How to Communicate with Us

Shareholders may communicate with our board of directors or individual directors by submitting communications in writing to us at 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Eric C. Nelson, Secretary. Shareholders may also contact us by e-mail through our investor relations department at investor.relations@fiserv.com. Communications addressed to the board of directors or individual directors, other than business solicitations or similar communications, will be provided to our board of directors or individual directors, as applicable.

Our Executive Pay

Proposal 2. Advisory Vote to Approve Executive Compensation

Background

We are conducting a non-binding, advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, in accordance with Section 14A of the Exchange Act (commonly referred to as "Say-on-Pay"). Our shareholders previously expressed a preference that we hold Say-on-Pay votes on an annual basis, and our board of directors accordingly determined to hold Say-on-Pay votes every year until the next required advisory vote on the frequency of future Say-on-Pay votes.

Shareholder Engagement

Our board of directors was disappointed by the outcome of our last advisory vote to approve named executive officer compensation in 2021. In response, and with the support of our board, we prioritized dialogue regarding our executive officer compensation program in our shareholder engagement initiative following our 2021 annual meeting. During 2021, we extended an invitation to engage with shareholders collectively owning approximately 63% of our outstanding shares, and had discussions with shareholders collectively owning approximately 35% of our outstanding shares. Independent directors participated in several of these meetings.

The purpose of these discussions was to gain insight and perspective on our executive compensation programs and practices, including enhancements that had been made following our 2020 annual meeting, as well as the transition agreement with our former chief executive officer, equity incentive awards, and the design of our short-term incentive compensation program. In our discussions with shareholders, they expressed positive views regarding our strong management and financial performance. Shareholders stated that their concerns regarding the structure of our compensation program were largely addressed following the 2020 annual meeting, and those who voted against named executive officer compensation in 2021 indicated this was primarily due to the transition agreement with our former chief executive officer. After taking into account all of the feedback from our shareholders, we have made the following changes to our executive compensation program:

What We Heard	How We Responded
Severance benefits should not be modified or enhanced upon a voluntary resignation or retirement	We are committed to not materially enhancing payments or benefits payable pursuant to an executive officer's voluntary resignation or retirement
A meaningful portion of equity awards should vest based upon the company's performance	All of our executive officers now receive 50% of their annual equity awards in the form of performance share units
Short-term cash incentive awards should be based on objective financial metrics	Annual cash incentive awards are based on the attainment of defined performance goals
Equity awards should not be subject to single trigger vesting upon a change of control	We eliminated single trigger equity vesting upon a change of control and all post-change of control walk away rights
Severance and change of control agreements should be reviewed to ensure they reflect current market practices	We adopted a new severance policy that provides for severance equal to 1.5 times base salary plus target cash incentive award

Pay-for-Performance Philosophy

Our talent and compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

- **No increase in base salaries.** We did not increase the base salaries of our chief executive officer or other continuing named executive officers in 2021.

- **Cash incentive payments based on financial performance objectives.** We paid cash incentive awards to our named executive officers for 2021 based on above-target performance against annual financial performance objectives.

- **Significant portion of compensation is variable and in the form of equity.** A significant amount of annual compensation payable to our named executive officers is variable and in the form of equity, including at risk performance share units.

- **PSUs with rigorous performance metrics.**

  - In 2022, 50% of the equity granted to all executive officers was in the form of performance share units.

  - 50% of the equity granted to our chief executive officer, and one-third of the equity granted to the other continuing named executive officers, was in the form of performance share units in 2021.

  - Performance share units contain rigorous financial performance and total shareholder return (TSR) metrics.

Our Policies

- We have a stock ownership policy that requires our chief executive officer to maintain a level of stock ownership equal to 12x his base salary and named executive officers to own 4x their base salary.

- We prohibit hedging and pledging of stock by named executive officers.

- We maintain a compensation "clawback" policy.

We encourage shareholders to review the "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under the heading "Executive Compensation."

Proposed Resolution

The board endorses the compensation of our named executive officers and recommends that you vote in favor of the following resolution:

"RESOLVED, that the shareholders hereby approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including under the heading 'Compensation Discussion and Analysis' and in the tabular and narrative disclosures under the heading 'Executive Compensation.'"

Vote Required, Effect of Vote and Recommendation of the Board of Directors

To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted in favor of this proposal.

Because the vote is advisory, it will not be binding upon the board or the talent and compensation committee, and neither the board nor the talent and compensation committee will be required to take any action as a result of the outcome of the vote on this proposal. Although the outcome of this vote is advisory, the talent and compensation committee will carefully consider the outcome of the vote when considering future executive compensation decisions to the extent it can determine the cause or causes of any significant negative voting results.

The board of directors recommends that you vote "FOR" Proposal 2.

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis addresses compensation for our named executive officers for 2021.

Named Executive Officer	Title
Frank J. Bisignano	President and Chief Executive Officer
Guy Chiarello	Chief Operating Officer
Robert W. Hau	Chief Financial Officer
Suzan Kereere	Executive Vice President, Head of Global Business Solutions
Adam L. Rosman	Chief Administrative Officer and Chief Legal Officer

We aspire to move money and information in a way that moves the world. As a global leader in payments and financial technology, our purpose is to deliver superior value for our clients through leading technology, targeted innovation and excellence in everything we do.

2021 Performance Highlights

- GAAP revenue growth of 9% and organic revenue growth of 11% compared to 2020

- GAAP earnings per share of $1.99 and adjusted earnings per share of $5.58, representing a 42% increase in GAAP earnings per share, and a 26% increase in adjusted earnings per share, compared to 2020

- GAAP operating margin of 14.1% compared to 12.5% in 2020, and adjusted operating margin of 33.9% representing a 250 basis points increase compared to 2020

- Net cash provided by operating activities of $4.03 billion and free cash flow of $3.53 billion, compared to $4.15 billion and $3.65 billion in the prior year, respectively

In 2021, we also continued our disciplined approach to capital deployment which included debt repayment, share repurchases and acquisitions. Named executive officer compensation for 2021 was paid or awarded in the context of these results.

Organic revenue growth, adjusted earnings per share, adjusted operating margin and free cash flow are non-GAAP financial measures. See Appendix A to this proxy statement for more information regarding these measures and reconciliations to the most directly comparable GAAP measures.

Ms. Kereere and Mr. Rosman joined our company in June and July of 2021, respectively. We sometimes refer to Messrs. Bisignano, Chiarello and Hau in this Compensation Discussion and Analysis as our "continuing named executive officers."

Shareholder Engagement

Engaging with our shareholders to gain their feedback is fundamental to our commitment to good governance. Feedback from shareholders is shared with the board and helps to inform enhancements to our compensation, governance and corporate responsibility practices. In addition to our governance-focused engagement, our investor relations team and members of senior management regularly communicate with our shareholders in connection with quarterly earnings calls, analyst meetings, investor and industry conferences, and individual dialogue.

Over the past year, we expanded the scope of our engagement to better understand the topics that are important to our shareholders and address their input in a meaningful way. During 2021, we extended an invitation to engage with shareholders collectively owning approximately 63% of our outstanding shares, and had discussions with shareholders collectively owning approximately 35% of our outstanding shares. Independent directors participated in several of these meetings.

Our board was disappointed by the outcome of our last advisory vote to approve named executive officer compensation, which received support from 63% of the votes cast at our 2021 annual meeting. In response, and with the support of our board, we prioritized dialogue regarding our executive officer compensation program in our shareholder engagement initiative following our 2021 annual meeting. The purpose of these discussions was to gain insight and perspective on our executive compensation programs and practices, including enhancements that had been made following our 2020 annual meeting, as well as the transition agreement with our former chief executive officer, equity incentive awards, and the design of our short-term incentive compensation program. While executive compensation was a key topic of focus in our conversations, other topics discussed included corporate social responsibility, board composition and other corporate governance-related matters.

In our discussions with shareholders, they expressed positive views regarding our strong management and financial performance. Shareholders stated that their concerns regarding the structure of our compensation program were largely addressed following the 2020 annual meeting, and those who voted against named executive officer compensation in 2021 indicated this was primarily due to the transition agreement with our former chief executive officer. As discussed below, we have committed to not materially enhancing payments in connection with a voluntary resignation or retirement going forward. After taking into account all of the feedback from our shareholders, we have made the following changes to our executive compensation program:

What We Heard	**How We Responded**
Severance benefits should not be modified or enhanced upon a voluntary resignation or retirement	**We are committed to not materially enhancing payments or benefits payable pursuant to an executive officer's voluntary resignation or retirement** We are committed to fulfilling the terms of agreements with and policies related to our executive officers' voluntary resignation or retirement and to not materially enhancing the payments or benefits payable to any executive officer in connection with any such officer's voluntary resignation or retirement, including not modifying unvested performance share units to eliminate pro rata vesting.
A meaningful portion of equity awards should vest based upon the company's performance	**All of our executive officers received 50% of their annual equity awards in the form of performance share units in 2022** Half of all executive officer annual equity grants in 2022 were in the form of performance share units. This was an increase from 2021, when our chief executive officer received one-half, and our other continuing named executive officers received one-third, of their annual equity awards in the form of performance share units. Shares subject to the performance share units granted in 2021 and 2022 will be earned based on attainment of relative total shareholder return, organic revenue growth, adjusted operating income and adjusted earnings per share. For the relative total shareholder return component, performance at the 55th percentile relative to the S&P 500 is required for target level vesting and will be capped at target if our absolute total shareholder return over the three-year period is negative.

What We Heard	How We Responded
Short-term cash incentive awards should be based on objective financial metrics	**Annual cash incentive awards are based on the attainment of defined performance goals**
	The talent and compensation committee established an annual cash incentive program for executive officers in 2021 with defined financial performance goals and continued this program design for 2022. The cash incentive award amounts earned for 2021 were determined in early 2022 based on attainment against these objective performance goals.
Equity awards should not be subject to single trigger vesting upon a change of control	**We eliminated single trigger equity vesting upon a change of control and all post-change of control walk away rights**
	As a result of the termination of our legacy change of control agreements, we eliminated single trigger equity vesting upon a change of control for all restricted stock units and stock options and for performance share units granted after 2019. We also eliminated all post-change of control walk away rights.
Severance and change of control agreements should be reviewed to ensure they reflect current market practices	**We adopted a new severance policy that provides for severance equal to 1.5 times base salary plus target cash incentive award**
	Under our new severance policy, which governs all but two legacy obligations, the severance payment upon a termination without cause is equal to 1.5 times base salary plus the target cash incentive award for the year of termination.

2021 Compensation

The compensation paid to or earned by our named executive officers for 2021 performance is shown below. Annual cash incentive award amounts were determined and paid in early 2022 based on the achievement of performance goals established by the committee in 2021, and equity awards were granted in 2022. The graphs and table in this section, which reflect the committee's compensation decisions for fiscal 2021, supplement, and are not a substitute for, the information in the Summary Compensation Table below, which is presented in accordance with Securities and Exchange Commission rules.

CEO Total Compensation



80% Equity

Equity (All NEOs)



50% PSUs

Total Compensation (All NEOs)



75% Equity

	Base Salary[1]	Annual Cash Incentive Award	Performance Share Units[2][3]	Restricted Stock Units[2][3]	Total
Mr. Bisignano	$1,320,000	$2,683,000	$8,210,887	$8,000,084	$20,213,971
Mr. Chiarello	1,000,000	1,725,000	3,848,829	3,750,022	10,323,851
Mr. Hau	625,000	1,000,000	2,052,722	2,000,067	5,677,789
Ms. Kereere	460,227	1,500,000	1,590,874	1,550,031	5,101,132
Mr. Rosman	261,364	750,000	1,103,384	1,075,086	3,189,834

(1) These amounts represent the base salary actually paid during 2021. Ms. Kereere and Mr. Rosman joined our company during 2021 with annualized base salaries of $900,000 and $600,000, respectively.

(2) Amounts represent the grant date fair value of the restricted stock units and the grant date fair value of performance share units at the target award level. These awards will be reported in the Summary Compensation Table in the proxy statement for our 2023 annual meeting of shareholders. They are not reflected in the Summary Compensation Table in this proxy statement in accordance with the applicable Securities and Exchange Commission rules because they were not granted in 2021.

(3) The performance share units and restricted stock units were granted on February 23, 2022. The performance share units have a three-year performance period ending December 31, 2024 and the value realized by each named executive officer at the end of the performance period will depend on the company's achievement of relative total shareholder return, organic revenue growth, adjusted operating income and adjusted earnings per share and will range from 0% to 200% of the target award. One-third of the restricted stock units vest on each anniversary of the grant date.

We discuss each of these compensation elements for 2021 performance below under "2021 Named Executive Officer Compensation." Please see the discussion under "Equity Incentive Awards" below for more information regarding the equity incentive awards granted to our named executive officers in 2021.

Executive Compensation Practices

Our compensation program is designed to create long-term value for our shareholders by rewarding performance and sustainable growth. Our talent and compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

What We Do

✓ **Pay for Performance.** A large majority of our named executive officers' compensation is variable and delivered primarily in the form of long-term incentive equity awards, half of which were granted in performance share units in 2022. We also provide cash incentive awards based on performance against annual absolute performance objectives.

✓ **Performance Share Units.** We grant performance share units that vest based on the achievement of three-year absolute and relative performance goals. In 2022, half of the equity granted to all executive officers was in the form of performance share units. Half of the equity granted to our chief executive officer, and one-third of the equity granted to the other continuing named executive officers, was in the form of performance share units in 2021.

✓ **Rigorous Relative Total Shareholder Return Goal.** Thirty percent of our performance share units granted in 2021 and 2022 will vest based on our relative total shareholder return over a three-year performance period as compared to the S&P 500 Index. These performance share units will only vest at target for above median performance, and the number of shares issued will be capped at the target amount if our absolute total shareholder return over the three-year period is negative.

✓ **Double-Trigger Change of Control Benefits.** In the event of a change of control, our executive officers will only receive a cash severance payment and vesting of unvested restricted stock units, stock options and performance share units granted after 2019 upon a qualifying termination following the change of control.

✓ **Robust Stock Ownership.** We have a stock ownership policy that requires our executive officers and directors to own a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders.

   ○ Chief Executive Officer – twelve times (12x) his annual base salary

   ○ Other executive officers – four times (4x) their respective annual base salaries

   ○ Directors – four times (4x) the sum of the annual board cash fee and equity award value

✓ **Clawback Policy.** We have a compensation recoupment, or "clawback," policy.

What We Don't Do

✗ **No Hedging or Pledging.** We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

✗ **No Pensions.** We do not provide separate pension programs or a supplemental executive retirement plan to our executive officers.

✗ **No Gross-Ups.** We do not have tax gross-up arrangements with any of our executive officers.

✗ **No Change of Control Agreements.** We have a severance policy in which our executive officers participate and, other than our legacy employment agreement with our chief executive officer and one specific sign-on commitment, no executive officers have employment or other agreements with us.

✗ **No Option Repricing.** Our equity plan prohibits the repricing or backdating of stock options and the cancellation of underwater stock options in exchange for a cash payment or the issuance of other securities by us to the award holder.

Determining and Structuring Compensation

Compensation Philosophy and Objectives

The goal of our executive compensation program is the same as our goal for operating our company: to create long-term value for our shareholders and clients. To this end, we design our compensation program to incentivize and reward our executive officers for sustained financial, operating and strategic performance, to align their interests with those of our shareholders, and to encourage them to remain with the company for long and productive careers. Our talent and compensation committee also seeks to structure compensation that is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

Components of Compensation

The principal elements of compensation that we provide to our named executive officers are base salary, annual cash incentive awards and equity incentive awards. We seek to increase the percentage of total pay that is "at risk" as executive officers move to greater levels of responsibility in the company and thus have a more direct impact on company results. We generally structure the target compensation of executive officers so that they receive a significant portion of their compensation in the form of equity to further align our executive officers' interests with those of our shareholders.

Type	Elements	Description	Purpose
Annual Compensation	Base Salary	• Fixed annual amount • Determined by the talent and compensation committee based on market data, scope of responsibilities, market value of experience, overall effectiveness and, except in the case of our chief executive officer, the recommendation of our chief executive officer	• Provides the named executive officer with a level of income security
	Annual Cash Incentive	• Annual cash award based on annual financial performance objectives established by the talent and compensation committee • Ensures a significant portion of cash compensation is "at risk" and payable based on performance against financial objectives	• Motivates named executive officers to achieve annual financial results that, in turn, further our achievement of long-term objectives
Long-Term Compensation	Performance Share Units	• Equity grants where the number of shares issued at vesting is determined by the achievement of performance goals over a multi-year period	• Incentivizes the achievement of long-term performance objectives, to align our named executive officers' economic interests with those of our shareholders
	Restricted Stock Units	• Equity grants that vest over a period of several years where the ultimate value depends on our share price	• Promotes retention and further aligns the interests of our named executive officers and shareholders

When making equity award decisions, we do not consider existing equity ownership because we do not want to discourage executive officers from holding significant amounts of our common stock. We also do not review realized compensation from prior equity awards when making current compensation decisions. If the value of equity awards granted in prior years increases significantly in future years, we do not believe that this positive development should impact current compensation decisions.

Determining Compensation

The Talent and Compensation Committee's Role

The talent and compensation committee of the board of directors is responsible for, among other things:

- approving executive officer compensation including the design and related performance goals specific to short- and long-term incentive awards relevant to their compensation

- approving compensation programs and plans in which our executive officers participate

- discharging administrator responsibilities conferred to the committee by our equity incentive plans

- approving severance or similar termination payments to executive officers

With respect to executive officers, at the beginning of each year, the talent and compensation committee approves cash incentive payments and equity awards, sets base salaries and approves cash incentive and performance share unit goals and targets.

Management's Role

Our chief executive officer annually completes a self-appraisal of his performance. For 2021, his appraisal focused on financial and strategic results, integration progress, culture and talent development, control environment, pandemic response and leadership succession. The appraisal, along with the recommendations of the nominating and corporate governance committee, which administers the annual evaluation of the chief executive officer by the board, is considered by the talent and compensation committee in its annual review of our chief executive officer's performance and compensation. Our chief executive officer does not attend the portion of any talent and compensation committee meeting during which the committee deliberates on matters related specifically to his compensation. Management compiles market data and information to make recommendations to the talent and compensation committee regarding compensation matters. In addition, our chief executive officer makes recommendations to the talent and compensation committee concerning the compensation of executive officers other than himself.

Consultant's Role

In 2021, the talent and compensation committee engaged Pay Governance, LLC ("Pay Governance") to advise it regarding director and executive officer compensation, including performance share unit design and the harmonization of severance policies. Pay Governance also provided the company with market compensation data and analysis, assistance with tally sheet calculations and assistance with certain proxy statement-related calculations. Management used the market data provided by Pay Governance as one point of consideration in formulating recommendations to the committee regarding compensation matters, and the committee used these data as a reference in assessing chief executive officer compensation. The committee reviewed Pay Governance's work and its policies and procedures regarding ensuring independence and concluded that Pay Governance was able to provide independent advice regarding executive compensation matters during its engagement.

Peer Group

In setting compensation levels for our executive officers, the talent and compensation committee considers, among other things, the compensation of similarly situated executives at companies in our peer group by reviewing publicly available proxy and survey data regarding comparable executive officer positions and the compensation paid to our executive officers in light of their relative functional responsibilities and experience. Notwithstanding the use of benchmarking as a tool to set compensation, comparison data only provides a context for the decisions that the talent and compensation committee makes. The committee may also consider, among other matters, market trends in executive compensation, the percentage that each component of compensation comprises of an executive officer's total compensation and the executive officer's tenure in position.

The talent and compensation committee-approved peer group that we used for 2021 compensation is set forth below:

American Express Company	Mastercard Incorporated
Automatic Data Processing, Inc.	PayPal Holdings, Inc.
Cognizant Technology Solutions Corporation	Block, Inc.
Discover Financial Services	The Bank of New York Mellon Corporation
Fidelity National Information Services, Inc.	Visa Inc.
Global Payments Inc.	

We believe our peer group comprises companies that: compete with us for talent; directly compete with us in our primary businesses; have similar business models in similar industries because they reflect the complexities inherent in managing an organization with multiple business lines and revenue sources; and are of similar size based primarily on annual revenue and market capitalization.

2021 Named Executive Officer Compensation

Base Salaries

The talent and compensation committee did not increase the base salaries of our chief executive officer or other continuing named executive officers in 2021. Ms. Kereere and Mr. Rosman joined our company in June and July 2021, respectively, and their respective base salaries were determined at the time after arm's-length negotiations to reflect their scope of responsibilities.

Cash Incentive Payments

At the beginning of 2021, the talent and compensation committee set corporate performance objectives for annual cash incentive awards based on two new financial measures – adjusted revenue for incentive compensation, which we refer to in this section as adjusted revenue, and adjusted operating income. The committee decided to use two new financial measures to more closely align to our strategic priorities. The committee selected adjusted revenue because it believes that the long-term value of our enterprise depends on our ability to generate revenue excluding the impact of our Output Solutions postage reimbursements, deferred revenue purchase accounting adjustments and acquired revenue. The committee also considers adjusted operating income as both a key performance objective and a primary indicator of free cash flow growth. For 2021, the committee set the performance goals for adjusted revenue such that it believed that it would be reasonably unlikely that the top end of the range would be achieved but it would be reasonably likely that the target could be achieved. The committee set the target adjusted operating income performance objective at $5.27 million, which represented a 21% increase over our 2020 adjusted operating income. A discussion of how adjusted revenue for incentive compensation and adjusted operating income are calculated from GAAP revenue and operating income, respectively, is provided in Appendix A to this proxy statement.

The performance objectives, weighting, and threshold, target, maximum and actual amounts for our continuing named executive officers for 2021 were as follows:

Performance Objective (in millions) and Weighting	Threshold	Target	Maximum	Actual
Adjusted Revenue for Incentive Compensation (50%)	$14,610	$15,030	$15,430 or more	$15,354
Adjusted Operating Income (50%)	$ 4,835	$ 5,270	$ 5,450 or more	$ 5,212

The target potential payouts for Messrs. Bisignano and Chiarello were set by the talent and compensation committee based on the short-term incentive compensation available to individuals holding similar positions at our peer companies, balanced against the committee's view that total compensation should weigh more heavily in favor of long-term versus short-term incentive compensation. The committee increased the target potential payout for Mr. Hau to reflect his experience and increased scope of responsibilities, including additional responsibilities with respect to corporate development activities, and in consideration of his total target compensation compared to individuals holding similar positions at our peer companies.

Based on our achievement of adjusted revenue for incentive compensation and adjusted operating income, the talent and compensation committee approved threshold, target, maximum and actual cash incentive payments to our continuing named executive officers for 2021 as follows:

	Threshold	Target	Maximum	Actual Award
F. Bisignano	$1,000,000	$2,000,000	$4,000,000	$2,683,000
G. Chiarello	$ 650,000	$1,300,000	$2,600,000	$1,725,000
R. Hau	$ 375,000	$ 750,000	$1,500,000	$1,000,000

Ms. Kereere and Mr. Rosman had a target annual incentive compensation opportunity, cash and equity combined, of $4.1 million and $2.9 million, respectively, for 2021. The talent and compensation committee considered our performance against the cash incentive award performance objectives described above for our continuing named executive officers to determine a level of funding comparable to our other executive officers, resulting in a cash incentive award for 2021 of $1.5 million to Ms. Kereere and $750,000 to Mr. Rosman.

Equity Incentive Awards

Awards Granted in 2022

In February 2022, we granted annual equity awards to our then-serving named executive officers based on the level of each executive officer's responsibilities within the company and the talent and compensation committee's judgment of each executive's performance in 2021 with respect to strategic impact, execution of our commitment to provide innovative solutions for our clients, talent development, risk management, financial results, completion of merger integration activities, support of our COVID-19 response, and, other than with respect to his own awards, the recommendation of our chief executive officer.

The annual equity mix awarded by the talent and compensation committee to each of our named executive officers is consistent with our objective of emphasizing performance-based compensation and aligning our executive officers' economic interests with those of our shareholders. Half of the equity granted to our chief executive officer during the annual grant cycle in each of 2022 and 2021 was in the form of performance share units with a three-year performance period. In response to shareholder feedback, we increased the portion of equity granted in the form of performance share units to each of our other named executive officers during the annual grant cycle in 2022 to half of each officer's long-term incentive award from one-third in 2021. The number and grant date fair value of the annual equity incentive awards made to our named executive officers in February 2022 – performance share units at target and restricted stock units – for 2021 performance were as follows.

| | Performance Share Units | | | Restricted Stock Units | | |
	Approved by Talent and Compensation Committee ($)	Units (#)	Grant Date Fair Value ($)	Approved by Talent and Compensation Committee ($)	Units (#)	Grant Date Fair Value ($)
F. Bisignano	8,000,000	84,856	8,210,887	8,000,000	86,394	8,000,084
G. Chiarello	3,750,000	39,776	3,848,829	3,750,000	40,497	3,750,022
R. Hau	2,000,000	21,214	2,052,722	2,000,000	21,599	2,000,067
S. Kereere	1,550,000	16,441	1,590,874	1,550,000	16,739	1,550,031
A. Rosman	1,075,000	11,403	1,103,384	1,075,000	11,610	1,075,086

The target number of performance share units was determined by dividing the award dollar amount approved by the talent and compensation committee by the simple average of the closing price of our common stock on each of the five trading days ending on, and inclusive of, the grant date. The number of restricted stock units was determined by dividing the award dollar amount approved by the talent and compensation committee by the closing price of our common stock on the grant date. Please see "Equity Incentive Awards – Terms of Performance Share Units" below for more information regarding the performance goals and weightings applicable to the performance share units. These equity incentive awards will appear in the Summary Compensation Table and Grants of Plan-Based Awards Table in the proxy statement for our 2023 annual meeting of shareholders in accordance with applicable Securities and Exchange Commission rules.

Awards Granted in 2021

The annual equity incentive awards made to our continuing named executive officers in 2021 for performance in the preceding year were based on the factors described above. These awards are reflected below and in the Summary Compensation Table and Grants of Plan-Based Awards Table under "Executive Compensation" in accordance with Securities and Exchange Commission rules.

| | Performance Share Units (at target) | | Restricted Stock Units | |
	#	$	#	$
F. Bisignano	77,279	8,020,434	78,879	8,100,085
G. Chiarello	19,241	1,996,935	39,277	4,033,355
R. Hau	12,940	1,342,983	26,415	2,712,556

Terms of Performance Share Units

The performance share units granted in 2021 and 2022 to our named executive officers have a three-year performance period ending December 31, 2023, and December 31, 2024, respectively. We refer to the performance share units granted in 2021 as the "2021 PSUs" and in 2022 as the "2022 PSUs." The shares subject to these awards will be issued subject to the attainment of performance achievement levels based on the following:

Performance Goal	Weighting
Relative total shareholder return compared to S&P 500 Index	30%
Organic revenue growth	30%
Adjusted operating income	25%
Adjusted earnings per share	15%

The talent and compensation committee uses company relative total shareholder return because it believes that this metric further aligns our pay-for-performance philosophy with the creation of shareholder value. The committee focuses on organic revenue growth as a performance measure because it believes that the long-term value of our enterprise is linked to our ability to grow revenue without regard to acquisitions and the impact of foreign currency fluctuations, and the committee also uses adjusted operating income as a key performance objective and a primary indicator of free cash flow growth. Finally, the committee uses adjusted earnings per share as a performance measure because it believes that there is a direct correlation between an increase in adjusted earnings per share and shareholder value.

The company's relative total shareholder return will be determined by the talent and compensation committee based on the percentile rank of the company relative to the total shareholder return of the companies in the S&P 500 Index as of January 1, 2021, in the case of the 2021 PSUs, and January 1, 2022, in the case of the 2022 PSUs, over the three-year performance period. We require relative total shareholder return performance above the median level for the applicable portion of the performance share units to vest at target. The performance multipliers to be applied to the target number of shares issuable based on relative total shareholder return at the threshold, target and maximum achievement levels are as follows:

| | Three-Year Company TSR Relative Ranking[1] | Performance Multiplier |
	(30% Weighting)	
Maximum	90th percentile or greater	200%
Target	55th percentile	100%
Threshold	30th percentile	50%

(1) If the company's total shareholder return for the three-year performance period is negative on an absolute basis, the performance multiplier will be capped at 100%.

Each of organic revenue growth, adjusted operating income and adjusted earnings per share will be measured separately for each fiscal year in the three-year performance period applicable to the 2021 PSUs and 2022 PSUs, and the talent and compensation committee will determine separate performance multipliers with respect to each metric for each such fiscal year. The average performance multiplier, calculated by taking the numeric average of the performance multipliers earned with respect to each fiscal year in the three-year performance period, will be used to calculate the number of units earned based on each metric.

In 2021, the talent and compensation committee established the organic revenue growth, adjusted operating income and adjusted earnings per share threshold, target and maximum achievement levels for 2021 with regard to the 2021 PSUs as follows:

	Organic Revenue Growth (30% Weighting)	Adjusted Operating Income (25% Weighting) (in millions)	Adjusted Earnings Per Share (15% Weighting)	Performance Multiplier By Metric
Maximum	12%	$5,275	$5.50	200%
Target	8%	$5,150	$5.35	100%
Threshold	6%	$4,700	$4.85	50%

In 2022, the talent and compensation committee established the organic revenue growth, adjusted operating income and adjusted earnings per share threshold, target and maximum achievement levels for 2022 with regard to the 2021 PSUs and 2022 PSUs as follows:

	Organic Revenue Growth (30% Weighting)	Adjusted Operating Income (25% Weighting) (in millions)	Adjusted Earnings Per Share (15% Weighting)	Performance Multiplier By Metric
Maximum	11%	$6,151	$6.70	200%
Target	9%	$5,966	$6.48	100%
Threshold	7%	$5,773	$6.25	50%

The committee will establish the threshold, target and maximum achievement levels for each metric for 2023, in the case of both the 2021 PSUs and 2022 PSUs, and for 2024, in the case of the 2022 PSUs.

Sign-On Awards

Upon joining our company in 2021, Ms. Kereere and Mr. Rosman received a sign-on cash payment of $3 million and $1 million, respectively; and a sign-on equity grant of $3 million and $6.1 million, respectively, each of which vests one-third on each of the first three anniversaries of the grant date. These awards were made to replace the cash incentive opportunity and equity awards each of them would forego by leaving their respective former employer to create an incentive to join our company and to immediately and strongly align their interests with those of our shareholders.

Other Elements of Compensation

Post-Employment Benefits

We provide severance and change of control protections to our named executive officers through a severance policy and agreements which are discussed below under the heading "Agreements with Executive Officers." In 2021, we eliminated single trigger equity vesting upon a change of control and all post-change of control walk away rights as a result of termination of our legacy change of control agreements. We also adopted a new severance policy applicable to executive officers and terminated any employment agreements previously in effect with our executive officers other than the chief executive officer. Under this policy, the severance payment upon a termination without cause is equal to 1.5 times base salary plus the target cash incentive award for the year of termination. In addition, all restricted stock units and stock options and the performance share units granted after 2019 are subject to double trigger vesting following a change of control.

Perquisites

Under Mr. Bisignano's employment agreement, he is entitled to reasonable use of our company aircraft for personal travel and company-provided car and driver as well as financial planning assistance. More information regarding perquisites provided to our named executive officers is available in footnote 4 to the Summary Compensation Table below.

Health and Welfare Benefits

We provide subsidized health and welfare benefits to our named executive officers, which include medical, dental, life insurance, disability insurance and paid time off on the same terms generally available to all salaried employees, subject to limitations under applicable law. Our named executive officers, however, were not eligible in 2021 for company matching contributions under our 401(k) savings plan, company contributions to health savings accounts or participation in the employee stock purchase plan. We do not provide a separate pension program or a supplemental executive retirement plan.

Non-Qualified Deferred Compensation Plan

Our named executive officers, along with other highly compensated employees, are eligible to participate in a non-qualified deferred compensation plan pursuant to which they can defer up to 75% of base salary, commissions and/or any cash payment earned pursuant to one of our written incentive plans. Participants must make a deferral election each year and may elect to have distributions begin on a specified date or following retirement. Distributions will also occur in connection with any other separation from service, or upon death or a change of control. Accounts are credited with earnings based on each participant's selection among investment choices that are similar to those available under our 401(k) savings plan. Investment allocations may be changed at any time by the participant. We do not make any contributions to this plan. None of our named executive officers participated or had a balance in our non-qualified deferred compensation plan during 2021. We therefore have not included a Non-Qualified Deferred Compensation table for 2021 in this proxy statement.

Additional Compensation Policies

Securities Trading Policy; Prohibition on Hedging and Pledging

We prohibit our executive officers from trading in our common stock during certain periods at the end of each quarter until after we disclose our financial and operating results unless such trading occurs under an approved Rule 10b5-1 plan. We may impose additional restricted trading periods at any time if we believe trading by executive officers would not be appropriate because of developments that are, or could be, material. In addition, we require pre-clearance of all stock transactions by designated senior members of management and our board of directors, including the establishment of a Rule 10b5-1 trading plan.

We also prohibit our employees, officers and directors, as well as any of their designees, from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the value of our common stock granted to, or held directly or indirectly by, our employees, officers and directors, including through the use of financial instruments such as prepaid variable forwards, equity swaps collars and exchange funds. Our employees, officers and directors are also prohibited from engaging in short sales of our stock. Furthermore, directors and executive officers are prohibited from pledging our stock and from entering into transactions in derivative instruments in connection with our stock.

Stock Ownership

We believe that stock ownership by our executive officers is essential for aligning management's long-term interests with those of our shareholders. To emphasize this principle, we maintain a stock ownership policy that requires our executive officers to own equity having a value of at least the following:

Role	Stock Ownership Requirement
Chief Executive Officer	Twelve times (12x) annual base salary
Other Executive Officers	Four times (4x) annual base salary

We believe that these levels are sufficiently high to demonstrate a commitment to long-term value creation, while satisfying our executive officers' needs for portfolio diversification. All executive officers are expected to satisfy the stock ownership requirements within five years after they become subject to them with minimum attainment levels beginning at the end of the second year. All named executive officers are in compliance with these requirements.

Compensation Recoupment Policy

In the event that we restate our financial results, we may recover all or a portion of the incentive awards that we paid or granted, or that vested, on the basis of such results. Recovery may be sought, in the discretion of the board, from any person who was serving as an executive officer of the company at the time the original results were published. Both cash and equity incentive awards are subject to recoupment; there is no time limit on our ability to recover such amounts, other than limits imposed by law; and recoupment is available to us regardless of whether the individuals subject to recoupment are still employed by us when repayment is required. To the extent recoupment is sought, the board of directors may, in its discretion, seek to recover interest on amounts recovered and/or costs of collection, and we have the right to offset the repayment amount from any compensation owed by us to any executive officer. The independent members of our board of directors, or a committee thereof comprised solely of independent directors, are responsible for determining whether recoupment is appropriate and the specific amount, if any, to be recouped by us.

Equity Award Grant Practices

The talent and compensation committee approves annual equity awards to the company's executive officers, including all named executive officers, in the early part of each year. The committee also delegates authority to

our chief executive officer and chief financial officer to approve annual equity awards to employees who are not executive officers from an equity award pool approved by the committee for this purpose. In addition, in order to accommodate the need for periodic awards, such as in connection with newly hired employees, promotions or retention awards, the talent and compensation committee delegates authority to our chief executive officer and chief financial officer to enable either of them to grant equity awards within certain parameters; provided that all grants to directors and executive officers are specifically made by the talent and compensation committee. Our equity grant policy prescribes the timing of awards or specific grant dates. Under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan"), the exercise price of all options to purchase shares of our common stock may not be less than the closing price of our common stock on the NASDAQ stock market on the grant date.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that we may deduct from our taxable income for federal income tax purposes in any one year with respect to covered employees, which group typically includes our named executive officers. The talent and compensation committee may establish compensation arrangements that otherwise may not be fully tax deductible under applicable tax laws if it believes such compensation arrangements will further the objectives of our executive compensation program.

Agreements with Executive Officers

Executive Severance and Change of Control Policy

In 2021, the talent and compensation committee approved the Fiserv, Inc. Executive Severance and Change of Control Policy (the "Policy"). The Policy provides for the payment of cash severance and certain other benefits to members of the company's management committee including our named executive officers. In connection with the adoption of the Policy, (i) we terminated the First Data Corporation Severance/Change in Control Policy, (ii) we terminated all outstanding Key Executive Employment and Severance Agreements, or "KEESAs," including with Messrs. Bisignano and Hau, (iii) Mr. Hau and other executive officers agreed to terminate their respective employment agreements with us, and (iv) we amended our employment agreement with Mr. Bisignano to reflect the termination of his KEESA. As a result, all restricted stock units and stock options and the performance share units granted after 2019 are subject to double trigger vesting following a change of control. A complete discussion of the terms of the Policy, together with an estimate of the amounts potentially payable under the Policy, appears below under the heading "Executive Compensation – Potential Payments Upon Termination or Change of Control."

Bisignano Employment Agreement

In connection with the First Data acquisition in 2019, we entered into an employment agreement with Mr. Bisignano which was amended in 2020 in connection with his promotion to president and chief executive officer, and again in 2021 to reflect the termination of his KEESA. As amended, his employment agreement provides that Mr. Bisignano will serve as our president and chief executive officer until July 1, 2025, and, subject to election by our shareholders, as a director during the specified period. The agreement will automatically renew for one-year terms unless either party gives the other 90 days prior written notice of his or its desire to terminate the agreement.

Under his employment agreement, as amended, Mr. Bisignano is entitled to receive: (i) an annual salary of at least $1,320,000; (ii) total annual target compensation, made up of base salary, annual cash incentive award and long-term equity incentive awards, between $10 million and $15 million; (iii) annual long-term equity awards having an aggregate grant date fair value of not less than $10 million minus the amount of base salary and cash incentive award paid in respect of such year; (iv) reasonable use of our company aircraft for personal travel, use of a company-provided car and driver and financial planning assistance; and (v) employee, welfare, retirement and other benefits as are generally made available to our executive officers. In the event of a conflict between his employment agreement and the terms of an equity award agreement, his employment agreement will control unless the equity award agreement provides a more favorable benefit. The terms of Mr. Bisignano's employment agreement resulted from an arm's-length negotiation at the time of the First Data acquisition, and, as a result, we believe the terms reflect the market terms for the leader of a company of our size in our industry.

Other Agreements

Pursuant to her sign-on agreement, Ms. Kereere is entitled to: (i) a base salary of $900,000, (ii) an incentive opportunity of $4.1 million, (iii) reimbursement of relocation expenses, and (iv) income tax equalization assistance and payments in the U.S. and the United Kingdom not covered by her former employer until December 31, 2023, so that she pays no more income tax than she would have as a U.S. taxpayer and provided she remains employed by us during this period. Ms. Kereere's sign-on agreement resulted from arm's-length negotiations, and, as a result, we believe the terms reflect market terms for a leader of a company of our size in our industry.

Compensation Committee Report

The talent and compensation committee has reviewed and discussed the "Compensation Discussion and Analysis" contained in this proxy statement with management. Based on our review and the discussions with management, the talent and compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2021.

Scott C. Nuttall, Chair
Harry F. DiSimone
Doyle R. Simons
Kevin M. Warren

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, there were no talent and compensation committee interlocks between us and other entities involving our executive officers and directors who serve as executive officers or directors of such other entities. During the last completed fiscal year, no member of the talent and compensation committee was a current or former officer or employee.

Executive Compensation

Summary Compensation Table

The following table sets forth in summary form the compensation of our chief executive officer, our chief financial officer, and our next three highest paid executive officers (collectively, our "named executive officers") for the year ended December 31, 2021.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1][2]	Option Awards[1]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Frank J. Bisignano[5]	2021	$1,320,000	—	$16,120,519	—	$2,683,000	$261,689	$20,385,208
President and Chief	2020	349,533	—	5,600,045	$5,600,031	—	644,316	12,193,925
Executive Officer	2019	563,750	$9,500,000	28,387,758	—	1,480,000	331,874	40,263,383
Guy Chiarello	2021	1,000,000	—	6,030,290	—	1,725,000	—	8,755,290
Chief Operating	2020	1,000,000	—	2,500,071	2,500,011	—	—	6,000,082
Officer								
Robert W. Hau	2021	625,000	—	4,055,539	—	1,000,000	—	5,680,539
Chief Financial Officer	2020	531,250	—	—	2,500,011	—	—	3,031,261
	2019	625,000	—	4,876,952	1,249,875	550,000	8,400	7,310,227
Suzan Kereere[6]	2021	460,227	3,000,000	2,000,081	1,000,006	1,500,000	970,177	8,930,491
EVP, Head of Global								
Business Solutions								
Adam L. Rosman[6]	2021	261,364	1,000,000	2,600,023	3,500,008	750,000	—	8,111,395
Chief Administrative								
Officer and Chief Legal								
Officer								

(1) Reflects the grant date fair value of the awards granted in the respective years under the Incentive Plan. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2021.

(2) The amounts shown in this column include the grant date fair value of performance share units granted to Messrs. Bisignano ($8,020,434), Chiarello ($1,996,935), and Hau ($1,342,983) in 2021 at the target award level and restricted stock units. With respect to performance share units, the value realized by each of them at the end of the three-year performance period will depend on the company's achievement of relative total shareholder return, organic revenue growth, adjusted operating income and adjusted earnings per share goals over the three-year period and will range from 0% to 200% of the target award.

If the highest level of performance conditions is met, the grant date fair value of these 2021 awards would be as follows: Mr. Bisignano - $16,040,868; Mr. Chiarello - $3,993,871; and Mr. Hau - $2,685,967.

(3) These cash incentive payments were earned in the year listed and paid in the following year.

(4) The amount in this column for Mr. Bisignano for 2021 includes an aggregate incremental cost of $101,389 associated with personal use of company aircraft determined by multiplying the total per-hour cost of operating the aircraft for the year by the number of hours attributable to personal use. The amount in this column for Mr. Bisignano also includes an aggregate incremental cost of $160,300 associated with company-provided transportation and security determined by multiplying the total cost of company-provided vehicles and personnel for the year by the percentage of his personal use. The amount in this column for Ms. Kereere reflects reimbursement for relocation expenses

of $860,768 and estimated income tax equalization payments of $109,409 in 2021. From time to time, named executive officers may make personal use of company seats for sporting or other events at no incremental cost to the company and, if applicable, food and beverage expenses are valued at cost, and family members of named executive officers may travel on company aircraft at no incremental cost to the company.

(5) All amounts in this table for 2019 for Mr. Bisignano reflect the period from the First Data acquisition closing date, July 29, 2019, to December 31, 2019, including equity grants made at closing and a cash payment made pursuant to his employment agreement.

(6) Ms. Kereere and Mr. Rosman joined Fiserv on June 28, 2021, and July 26, 2021, respectively.

For 2021, Ms. Kereere's and Mr. Rosman's base salaries were paid at an annualized rate of $900,000 and $600,000, respectively. The amount shown for each of them reflects the actual amount of base salary paid to them during 2021. We granted restricted stock units and stock options to Ms. Kereere and Mr. Rosman upon joining our company to immediately and strongly align their interests with those of our shareholders. In addition, upon joining our company, Ms. Kereere and Mr. Rosman received a cash payment of $3,000,000 and $1,000,000, respectively, to compensate them for benefits forfeited upon leaving their prior employer.

The material terms of the company's agreements with Mr. Bisignano and Ms. Kereere are set forth above under the heading "Compensation Discussion and Analysis – Agreements with Executive Officers."

Grants of Plan-Based Awards in 2021

Name	Grant Date	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2][3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2][4]	All Other Option Awards: Number of Securities Underlying Options (#)[2][5]	Exercise or Base Price of Option Awards ($/Sh)[2]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
F. Bisignano			1,000,000	2,000,000	4,000,000							
	01/29/2021	01/12/2021				19.320	77,279	154,558				8,020,434
	01/29/2021	01/12/2021							78,879			8,100,085
G. Chiarello			650,000	1,300,000	2,600,000							
	01/29/2021	01/12/2021				4,810	19,241	38,482				1,996,935
	01/29/2021	01/12/2021							39,277			4,033,355
R. Hau			375,000	750,000	1,500,000							
	01/29/2021	01/12/2021				3,235	12,940	25,880				1,342,983
	01/29/2021	01/12/2021							26,415			2,712,556
S. Kereere			—	—[7]	—							
	06/28/2021	—							18,497			2,000,081
	06/28/2021	—								31,055	108.13	1,000,006
A. Rosman			—	—[7]	—							
	07/26/2021	—							23,350			2,600,023
	07/26/2021	—								105,549	111.35	3,500,008

(1) This column indicates if the date on which our talent and compensation committee approved the award differs from the award grant date. Ms. Kereere did not become an executive officer until December 1, 2021; therefore, her awards upon joining our company were not approved by the committee at the time of grant.

(2) We made all of the awards reported above pursuant to the Incentive Plan.

(3) The performance share units reported above have a three-year performance period. The number of shares issued at vesting will be determined as described above under "Compensation Discussion and Analysis – 2021 Named Executive Officer Compensation – Equity Incentive Awards – Terms of Performance Share Units," and will range from 0% to 200% of the target award.

(4) One third of the restricted stock units reported above vest on each anniversary of the grant date.

(5) One third of the stock options reported above vest on each anniversary of the grant date unless otherwise noted. All options have an exercise price equal to the closing price of our common stock on the grant date and expire on the 10-year anniversary of the grant date.

(6) Amounts represent the grant date fair value of the restricted stock unit and stock option awards. Information about the assumptions that we used to determine the grant date fair value of the awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2021.

(7) At the time they joined our company, Ms. Kereere and Mr. Rosman had a target total incentive opportunity for 2021 performance of $4.1 million and $2.9 million, respectively, to be allocated between cash and equity in a manner similar to other similarly situated executive officers.

Outstanding Equity Awards at December 31, 2021

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
F. Bisignano[3]					517,976[4]	53,760,729	442,500[5]	45,927,075
	39,909	119,727[6]	112.87	02/26/2030				
	126,427	—	41.33	02/24/2026				
	223,669	—	52.81	10/15/2025				
	447,339	—	52.81	10/15/2025				
	109,278	—	46.97	01/28/2025				
	71,893	—	41.75	02/10/2024				
	881,902	—	36.54	05/07/2023				
G. Chiarello[3]					76,908[7]	7,982,281	153,660[5]	15,948,371
	17,816	53,450[6]	112.87	02/26/2030				
	61,802	—	41.33	02/24/2026				
	79,882	—	52.81	10/15/2025				
	159,764	—	52.81	10/15/2025				
	47,929	—	46.97	01/14/2025				
	41,937	—	41.75	02/10/2024				
	105,000	—	36.54	07/11/2023				
R. Hau					41,737[8]	4,331,883	102,666[5]	10,655,704
	17,816	53,450[6]	112.87	02/26/2030				
	29,312	14,656[9]	84.73	02/20/2029				
	51,340	—	69.90	02/21/2028				
	43,012	—	56.91	02/22/2027				
	188,088	—	49.21	03/14/2026				
S. Kereere					18,497[10]	1,919,804	—	—
	—	31,055[11]	108.13	06/28/2031				
A. Rosman					23,350[12]	2,423,497	—	—
	—	105,549[13]	111.35	07/26/2031				

(1) The amounts in this column were calculated by multiplying the closing market price of our common stock on December 31, 2021, $103.79, by the number of unvested shares or units.

(2) The performance share units granted in 2019 and 2021 have a three-year performance period ending July 31, 2022, and December 31, 2023, respectively. The performance share units granted in 2019 will vest 50% based upon the company's total shareholder return over the three-year period, 30% based upon cost synergy attainment and 20% based upon revenue synergy attainment. The performance share units granted in 2021 will vest 30% based upon relative total shareholder return, 30% based on organic revenue growth, 25% based on adjusted operating income and 15% based on adjusted earnings per share. The value realized by each named executive officer at the end of the three-year performance period will depend on the company's achievement of these goals.

(3) This table includes restricted stock units and stock options granted by First Data to Messrs. Bisignano and Chiarello which converted into corresponding equity awards relating to our common stock at the time of the First Data acquisition. These awards were granted under the 2007 Stock Incentive Plan for Key Employees of First Data Corporation and its Affiliates and the First Data Corporation 2015 Omnibus Incentive Plan.

(4) Includes 26,293 restricted stock units that vested on January 29, 2022; 51,102 restricted stock units that vested on February 15, 2022; and 12,404 restricted stock units that vested on February 26, 2022.

Includes 303,000 restricted stock units subject to time-based vesting with an accelerated vesting performance condition. A number of restricted stock units equal to 14.2857% of the original award amount of 1,515,000 units will vest on each of August 15, 2022, and 2023 (or in 2023, such lesser number of units remaining unvested from the original award amount). However, if, for ten consecutive trading days, the closing price of our common stock meets or exceeds $118.78 from August 16, 2021 to August 15, 2022, or $136.61 from August 16, 2022 to August 15, 2023, then the annual vesting percentage on the vesting date at the end of each such period will increase to 20% of the original award amount.

The remaining restricted stock units will vest as follows: 47,783 on July 29, 2022; 26,293 on each of January 29, 2023 and 2024; and 12,404 on each of February 26, 2023 and 2024.

(5) For the performance share units granted in each of 2019 and 2021, performance through December 31, 2021, was around the applicable target level and, in accordance with Securities and Exchange Commission rules, such units are included in this table at the maximum level as follows (2019 units; 2021 units): Bisignano (287,942; 154,558); Chiarello (115,178; 38,482); and Hau (76,786; 25,880).

(6) One-quarter of the options vest on each anniversary of the grant date, February 26, 2020.

(7) Includes 13,092 restricted stock units that vested on January 29, 2022; 21,018 restricted stock units that vested on February 15, 2022; and 5,538 restricted stock units that vested on February 26, 2022. The remaining restricted stock units will vest as follows: 13,092 on January 29, 2023; 13,093 on January 29, 2024; 5,537 on February 26, 2023; and 5,538 on February 26, 2024.

(8) Includes 8,805 restricted stock units that vested on January 29, 2022; 4,918 restricted stock units that vested on February 20, 2022; and 5,486 restricted stock units that vested on February 21, 2022. The remaining restricted stock units will vest as follows: 8,805 on each of January 29, 2023 and 2024; 4,918 on February 20, 2023.

(9) One-third of the options vest on each anniversary of the grant date, February 20, 2019.

(10) One-third of the restricted stock units will vest on each anniversary of the grant date, June 28, 2021.

(11) One-third of the options vest on each anniversary of the grant date, June 28, 2021.

(12) One-third of the restricted stock units will vest on each anniversary of the grant date, July 26, 2021.

(13) One-third of the options vest on each anniversary of the grant date, July 26, 2021.

Option Exercises and Stock Vested During 2021

During our fiscal year ended December 31, 2021, the named executive officers exercised options to purchase shares of our common stock or had restricted stock units or restricted stock vest as set forth below.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)[1]**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[2]**
F. Bisignano	1,637,806	126,793,911	493,894	55,097,609
G. Chiarello	314,292	23,683,311	57,585	6,363,563
R. Hau	—	—	15,087	1,689,460
S. Kereere	—	—	—	—
A. Rosman	—	—	—	—

(1) The "Value Realized on Exercise" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the exercised stock options times the difference between the closing price of our common stock on the exercise date and the exercise price of the option and, along with the "Number of Shares Acquired on Exercise," has not been reduced to account for any shares withheld by the company to satisfy the exercise price or tax liability incident to the exercise of stock options.

(2) The "Value Realized on Vesting" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the vested restricted stock units or restricted stock times the closing price of our common stock on the vesting date. The "Value Realized on Vesting" and "Number of Shares Acquired on Vesting" have not been reduced to account for any shares withheld by the company to satisfy the tax liability incident to the vesting of restricted stock units or restricted stock.

Potential Payments Upon Termination or Change of Control

The following descriptions of potential payments to our named executive officers upon termination of employment or a change of control are qualified in their entirety by reference to the relevant policy, plan or agreement.

"Cause" under the arrangements generally refers to specified types of serious misconduct that may harm our company. In some cases, executive officers have "good reason" to terminate their employment if we change in a negative manner their working conditions or position within our organization or if we breach the terms of the agreements. "Disability" generally means physical or mental illness that causes the executive officer to become disabled to a degree as to be unable to perform substantially all of their duties for a continuous period of six months. The definitions may vary among different arrangements. The complete definitions of cause, good reason, disability and change of control are set forth in the policy and agreements described herein, all of which we have filed with the Securities and Exchange Commission.

Severance and Change of Control Policy

General

In 2021, the talent and compensation committee approved the Fiserv, Inc. Executive Severance and Change of Control Policy (the "Policy") to enhance the consistency of our severance plan and further align the interests of our executive officers and shareholders. The Policy provides for the payment of cash severance and certain other benefits to members of our management committee including the named executive officers. In connection with the adoption of the Policy:

- We terminated the First Data Corporation Severance/Change in Control Policy
- Messrs. Bisignano, Hau and other executive officers agreed to terminate their respective Key Executive Employment and Severance Agreement, or "KEESA," with us, thereby eliminating single trigger equity vesting upon a change of control and all post-change of control walk away rights
- Mr. Hau and other executive officers agreed to terminate their respective employment agreements with us
- We amended our employment agreement with Mr. Bisignano to reflect the termination of his KEESA

We believe the Policy provides for an equitable financial transition for an executive officer when an adverse change in their employment status occurs. It also sets reasonable and appropriate limits on post-termination compensation, including in a change of control scenario, and secures our executives' continued service to drive long-term shareholder value. In the event of a change of control, we believe the amounts and types of benefits in the Policy will enable us to keep our executive officers' interests aligned with those of our shareholders by allowing them to concentrate on taking actions that are in the best interests of our shareholders without consideration of whether their actions may ultimately have an effect on the security of their employment. Because the Policy has been adopted for the specific purposes described herein, it does not affect the decisions we make with respect to annual or long-term compensation.

Benefits

Severance benefits are payable under the Policy only if the named executive officer is involuntarily terminated without cause or resigns for good reason. Upon a qualifying termination, the Policy provides for:

- a lump sum cash severance payment equal to 1.5 times the sum of the executive's base salary and target cash incentive amount for the year of termination;
- COBRA continuation coverage at our expense for 18 months; and

- continued vesting of any stock options and restricted stock unit awards outstanding as of the termination date for 12 months, with any unvested options or restricted stock units that will not vest during that period forfeited as of the termination date, and pro rata vesting of any outstanding performance share unit awards after the end of the performance period based on actual performance; provided, however, that:

  - if the executive also meets the definition of "retirement" under the applicable award agreement and the retirement treatment of an award is better under such agreement than under the Policy, then the executive will receive the retirement treatment for such award; or

  - if the qualifying termination occurs within two years following a change of control, then all outstanding stock options and restricted stock units will fully vest upon such termination and performance share unit awards will be treated as required by the terms of the award agreement.

To receive benefits under the Policy, the named executive officer must execute a release in favor of us, which may include restrictive covenants structured to protect us from potential loss of customers or employees and to prohibit the release of confidential company information. If the named executive officer violates any applicable restrictive covenant in the release or in any other agreement with us, we will be entitled to immediately cease payment of any remaining severance benefits under the Policy and, to the extent permitted by law, require the executive to repay any severance benefits already received.

Change of Control Defined

A "change of control" under the Policy generally will occur if: any person becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power; specified changes occur to our incumbent board of directors; we complete a merger, consolidation or share exchange with any other corporation, or voting securities are issued in connection with a merger, consolidation or share exchange; or we complete a plan of complete liquidation or dissolution or the sale or disposition of all or substantially all of our assets occurs.

Employment Agreement with Mr. Bisignano

Mr. Bisignano's employment agreement was amended effective as of July 1, 2020, and again on August 10, 2021, to reflect the termination of his KEESA. The following discussion refers to such agreement, as amended.

We have the right to terminate Mr. Bisignano's employment at any time. Under his employment agreement, if we terminate Mr. Bisignano's employment without cause or fail to renew the term of his employment other than for death, disability or cause, or Mr. Bisignano terminates his employment for good reason, he is entitled to receive: (i) a lump sum cash payment equal to five and one-half times his then current annual base salary, (ii) a lump sum cash payment equal to a prorated portion of the difference between his total target compensation applicable to the calendar year of termination, which if not yet established will be deemed to equal $10 million, less the base salary paid to him for such year, with proration based on the number of days in such calendar year that he remained employed, (iii) full vesting of all equity and long-term awards with all performance goals applicable to an award deemed achieved at the target level, as well as the right to exercise stock options for not less than one year following the date of termination of his employment, but in no event longer than ten years from the date of grant, or if earlier, the latest date the option could have been exercised had Mr. Bisignano remained employed, and (iv) reimbursement for COBRA or other health insurance premiums for up to two years following the date of his termination, or until Mr. Bisignano obtains health care coverage through subsequent employment, whichever is earlier.

If Mr. Bisignano's employment is terminated as a result of his death or disability, all equity awards will vest with the performance goals applicable to any such awards being deemed to have been achieved at the target level and a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination.

Mr. Bisignano is required to maintain the confidentiality of our confidential information and proprietary data during and following his employment. During his employment and for a period of 24 months thereafter, Mr. Bisignano may not compete with us or solicit our clients or our employees. We are entitled to recover compensation previously paid to Mr. Bisignano if he breaches these obligations. If the benefits to Mr. Bisignano under his employment agreement are inconsistent with the benefits provided under his equity award agreements, his employment agreement provides that he will receive the more favorable benefit between the two.

Other Agreements

Under Ms. Kereere's sign-on agreement, if we terminate her employment without cause during the first year of her employment, she will receive a severance payment equal to one times her base salary plus incentive compensation opportunity subject to her execution of a release. In addition, if we terminate Ms. Kereere's employment without cause before her sign-on equity awards fully vest, she will receive the cash equivalent, less applicable tax withholding, of the value of any such unvested equity as of her termination date and the unvested equity awards will immediately forfeit as of the termination date. After the one-year anniversary of her employment, any severance benefits to Ms. Kereere will be governed by the Policy subject to the treatment of any unvested equity awards granted upon commencement of her employment described in the foregoing sentence.

Equity Award Agreements

Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan")

Death or Disability. Upon a recipient's death or disability, 100% of any unvested stock options will become exercisable by the recipient until the earlier of one year following the triggering event or the stock option expiration date. With respect to awards granted prior to 2020, the restricted stock unit and performance share unit agreements generally provide for pro rata vesting in the event of death or disability. Unvested restricted stock units granted in 2020 and later will become fully vested and any performance share units granted in 2021 and later will vest after the end of the performance period as if employment had not terminated based on actual performance. The equity award agreements for the restricted stock units and performance share units we granted to Mr. Bisignano in 2019 following the First Data acquisition provide for accelerated vesting of his restricted stock units and performance share units at the target level upon death or disability in accordance with his employment agreement.

Retirement. Following a qualified retirement and subject to compliance with ongoing retirement, non-competition, confidentiality and other obligations, unvested stock option and restricted stock unit awards held by an executive officer will continue to vest on their original vesting schedule. In addition, vested stock options will remain exercisable until the earlier of five years following retirement or the original expiration date of the stock option. In the case of performance share units granted in 2019, if retirement occurs after the first year of the performance period, performance share units will vest after the end of the performance period on a pro rata basis based on the number of months of service during the performance period. In the case of performance share units granted in 2021, if retirement occurs within twelve months prior to the last day of the performance period, performance share units will vest after the end of the performance period as if employment had not terminated based on actual performance. The equity award agreements for the restricted stock units and performance share units we granted to Mr. Bisignano in 2019 following the First Data acquisition do not provide for continued vesting upon retirement.

Change of Control. Upon a change of control, the Incentive Plan provides that the successor or purchaser may assume the stock option and restricted stock unit awards or provide substitute awards with similar terms and conditions; provided, that, if within two years following the change of control the named executive officer is terminated without cause or terminates his employment for good reason, the awards will be treated in accordance with the Policy as described above. If the successor or purchaser does not assume the stock option and restricted stock unit awards or issue replacement awards, then immediately prior to the change of control, each stock option and restricted stock unit award subject to the agreements will become fully vested and exercisable and/or all restrictions on the award will lapse.

The award agreements for performance share units granted in 2019 provide that, upon a change of control prior to the end of the performance period, the named executive officer will be paid cash in an amount equal to the fair market value (as of the date of the change of control) of such number of shares eligible for issuance at 150% of the target award level. Thereafter, the award will terminate. Upon a change of control, the 2019 performance share units would result in a cash payment to each of Messrs, Bisignano, Chiarello and Hau of $22,414,177, $8,965,795 and $5,977,266, respectively. After 2019, all performance share units are subject to a qualifying termination following a change of control, or a double trigger, before any performance share units will vest. In addition, as described above, all stock options and restricted stock units are subject to the Policy which also requires a double trigger before any such awards will vest on an accelerated basis after a change of control.

The award agreements for performance share units granted in 2021 provide that, upon a change of control prior to the end of the three-year performance period, the number of units that may be earned will be fixed as of the date of a change of control based on (a) actual performance for any completed fiscal years within the three-year performance period and (b) achievement of 150% of target, or where there is no target, assuming the performance goal had been met, for any other fiscal years that have not been completed as of the date of the change of control. The applicable number of performance share units will vest as of the last day of the three-year performance period subject to continued employment on such date; however, if the named executive officer's employment terminates before the end of the three-year performance period due to retirement, death, disability, termination by the company without cause or termination by the executive with good reason, the applicable number of performance share units will vest upon such termination of employment.

Covenants. The equity award agreements require our named executive officers to maintain the confidentiality of our confidential information and not to compete with us or solicit our employees or clients while employed by us or during the 12 months following the termination of their employment. In the event the named executive officer breaches these obligations, we are entitled to recover the value of any amounts previously paid or payable or any shares or the value of any shares delivered pursuant to any of our programs, plans or arrangements.

First Data Equity Awards

In connection with the First Data acquisition, we converted certain outstanding First Data equity awards into corresponding equity awards relating to our common stock in accordance with the exchange ratio in the merger agreement between Fiserv and First Data, including certain restricted stock units granted by First Data to Messrs. Bisignano and Chiarello under the First Data Corporation 2015 Omnibus Incentive Plan (the "First Data Plan") which remained unvested as of December 31, 2021.

Mr. Bisignano's employment agreement will govern the treatment of his equity awards, including those granted by First Data, upon certain termination scenarios as described above under "Employment Agreement with Mr. Bisignano." Upon Mr. Chiarello's death or disability, any unvested restricted stock units will become fully vested. Mr. Chiarello's equity award agreements require him to maintain the confidentiality of our confidential information and not to compete with us or solicit our employees or clients while employed by us and during the two years following the termination of his employment. In the event he breaches these obligations, we are entitled to recover the value of any amounts previously paid or payable or any shares or the value of any shares delivered pursuant to the equity award agreement. The equity award agreements governing the awards made by First Data to Messrs. Bisignano and Chiarello do not provide for continued vesting upon retirement, and the First Data Plan authorizes the talent and compensation committee to determine the treatment of equity awards upon a change of control.

Cash Incentive Awards

Our Incentive Plan provides that, upon a change of control, the successor or purchaser may assume the cash incentive awards to our named executive officers or provide substitute awards with similar terms and conditions. If the successor or purchaser in the change of control does not assume the cash incentive award or issue a replacement award, then any award earned but not yet paid will be paid to the named executive officer. If the cash incentive award is not yet earned, then the award will be canceled in exchange for a cash payment equal to the product of the amount that would have been due under the canceled award as if the performance goals measured at the time of the change of control were achieved at the same rate through the end of the performance period and a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to the date of the change of control and the denominator of which is the number of whole months in the performance period.

Estimated Potential Payments Upon Termination or Change of Control

In the tables below, we estimate the maximum amount of compensation payable to our continuing named executive officers based on their agreements in effect at, and assuming that the triggering event or events indicated occurred on, December 31, 2021. The amounts shown in the tables below rely on the following assumptions:

- The amount shown in the table with respect to stock options is equal to the difference between the exercise price of the unvested options which would experience accelerated vesting and $103.79, the closing price of our common stock on the last trading day of the calendar year.

- The amount shown in the table with respect to restricted stock units is equal to the closing price of our common stock on the last trading day of the calendar year times the number of unvested restricted stock units which would experience accelerated vesting.

- The amount shown in the table with respect to performance share units, absent a change of control, is equal to the closing price of our common stock on the last trading day of the calendar year times, except in the case of Mr. Bisignano, a number of performance share units based on performance through December 31, 2021. Except in the case of Mr. Bisignano, we assume that performance goals will be achieved at target for the 2019 awards and at a level above target for the 2021 awards.

- Upon a change of control, in the case of the performance share units granted in 2019, the award will pay out in cash at 150% of target. Upon a qualifying termination following a change of control, the performance share units granted in 2021 will vest after the end of the three-year performance period based on actual performance for fiscal years in the performance period that have been completed as of December 31, 2021, and at 150% of target, or as if the performance goal had been met where there is no target, for fiscal years in the performance period that have not been completed as of December 31, 2021.

- Except in the case of Mr. Bisignano, upon death or disability, performance share units granted in 2019 vest after the end of the performance period on a pro rata basis depending on the number of months of service completed during the relevant performance period and performance share units granted in 2021 vest after the end of the performance period as if employment had not terminated based on actual performance.

- In the case of Mr. Bisignano, we assume that, upon death or disability or a termination without cause or resignation for good reason, his performance share units will fully vest at target in accordance with his employment agreement.

- As to each type of severance benefit provided by the Policy, if the named executive officer is eligible for the same type of severance benefit under an employment or other agreement with us, then the executive will receive the benefits required by the agreement and will not receive those benefits under the Policy.

- The cash payments under the "Termination Without Cause or Resignation for Good Reason" and "Termination Without Cause or Resignation for Good Reason Following Change of Control" columns for Mr. Bisignano were calculated in accordance with his employment agreement rather than the Policy because his employment agreement provides for more favorable cash payments upon a termination without cause or resignation for good reason.

- The amount shown in the "Retirement" column assumes that the named executive officer who was retirement-eligible at December 31, 2021, fulfills all retirement qualifications and complies with all ongoing obligations so that the applicable unvested stock option and restricted stock unit awards held by him as of December 31, 2021, continue to vest on their original vesting schedule.

- We have assumed that, in connection with a change of control, the acquiror assumes any outstanding, unvested stock options and restricted stock units and cash incentive award opportunities.

- In certain circumstances under the Policy, the payments to our named executive officers could be reduced to eliminate potential excise taxes; however, for purposes of the tables below, we have assumed that no such reduction has occurred.

- The amount shown for "COBRA Continuation Coverage" on a termination without cause or resignation for good reason, whether or not following a change of control, for the named executive officers other than Mr. Bisignano is the value of eighteen months of continued coverage for the executive officer and, if applicable, their immediate family under COBRA. The amount shown for "COBRA Continuation Coverage" with respect to Mr. Bisignano is the value of two years of continued coverage for him and, if applicable, his immediate family. The value of the

benefits is based on a number of assumptions, including the continued availability of these types of coverage at expected rates. Accordingly, the amount shown is only an estimate, and the actual amount payable by us may be greater or less than the amount shown.

- In accordance with the Policy, the amount shown for outplacement services is 10% of the executive officers' respective annualized base salaries as of December 31, 2021.

- The Policy provides that the named executive officers are entitled to receive reimbursement for certain fees and expenses, up to $25,000, paid to consultants and legal or accounting advisors in connection with the computation of benefits under the Policy.

Potential Payment on a Termination of Employment

Mr. Bisignano

Benefits and Payments	Death or Disability Prior to Change of Control (Employment Agreement) ($)	Termination Without Cause or Resignation for Good Reason (Employment Agreement/Policy) ($)	Death or Disability Following Change of Control (Employment Agreement/Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Employment Agreement/Policy/ Equity Award Agreements) ($)
Compensation:				
Cash Severance	—	7,260,000	—	7,260,000
Prorated Incentive Award	8,680,000	8,680,000	8,680,000	8,680,000
Stock Options:				
Unvested	—	—	—	—
Restricted Stock Units:				
Unvested	53,760,729	53,760,729	53,760,729	53,760,729
Performance Share Units:				
Unvested	22,963,538	22,963,538	33,843,843	33,843,843
Benefits:				
COBRA Continuation Coverage	—	46,005	—	46,005
Outplacement Services	—	132,000	—	132,000
Advisor Fees	—	25,000	—	25,000
Total	85,404,267	92,867,272	96,284,572	103,747,577

Potential Payment on a Termination of Employment

Mr. Chiarello

Benefits and Payments	Death or Disability Prior to Change of Control (Equity Award Agreements) ($)	Retirement (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason (Policy) ($)	Death or Disability Following Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Policy/ Equity Award Agreements) ($)
Compensation:					
Cash Severance	—	—	3,450,000	—	3,450,000
Stock Options:					
Unvested	—	—	—	—	—
Restricted Stock Units:					
Unvested	7,982,281	—	4,115,066	7,982,281	7,982,281
Performance Share Units:					
Unvested	7,169,606	4,815,026	5,599,886	11,811,613	11,811,613
Benefits:					
COBRA Continuation Coverage	—	—	23,142	—	23,142
Outplacement Services	—	—	100,000	—	100,000
Advisor Fees	—	—	25,000	—	25,000
Total	15,151,887	4,815,026	13,313,094	19,793,894	23,392,036

Mr. Hau

Benefits and Payments	Death or Disability Prior to Change of Control (Equity Award Agreements) ($)	Retirement (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason (Policy) ($)	Death or Disability Following Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Policy/ Equity Award Agreements) ($)
Compensation:					
Cash Severance	—	—	2,062,500	—	2,062,500
Stock Options:					
Unvested	279,343	279,343	279,343	279,343	279,343
Restricted Stock Units:					
Unvested	3,139,440	1,590,270	1,993,702	3,139,440	4,331,883
Performance Share Units:					
Unvested	4,793,541	—	3,737,893	7,891,154	7,891,154
Benefits:					
COBRA Continuation Coverage	—	—	34,504	—	34,504
Outplacement Services	—	—	62,500	—	62,500
Advisor Fees	—	—	25,000	—	25,000
Total	8,212,324	1,869,613	8,195,442	11,309,937	14,686,884

Potential Payment on a Termination of Employment

Ms. Kereere

Benefits and Payments	Death or Disability Prior to Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason (Offer Letter/Policy) ($)	Death or Disability Following Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Sign-On Agreement/ Policy) ($)
Compensation:				
Cash Severance	—	5,000,000	—	5,000,000
Stock Options:				
Unvested	—	—	—	—
Restricted Stock Units:				
Unvested	1,919,804	1,919,804	1,919,804	1,919,804
Performance Share Units:				
Unvested	—	—	—	—
Benefits:				
COBRA Continuation Coverage	—	40,320	—	40,320
Outplacement Services	—	90,000	—	90,000
Advisor Fees	—	25,000	—	25,000
Total	1,919,804	7,075,124	1,919,804	7,075,124

Mr. Rosman

Benefits and Payments	Death or Disability Prior to Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason (Policy) ($)	Death or Disability Following Change of Control (Equity Award Agreements) ($)	Termination Without Cause or Resignation for Good Reason Following Change of Control (Policy) ($)
Compensation:				
Cash Severance	—	1,770,000	—	1,770,000
Stock Options:				
Unvested	—	—	—	—
Restricted Stock Units:				
Unvested	2,423,497	807,798	2,423,497	2,423,497
Performance Share Units:				
Unvested	—	—	—	—
Benefits:				
COBRA Continuation Coverage	—	—	—	—
Outplacement Services	—	60,000	—	60,000
Advisor Fees	—	25,000	—	25,000
Total	2,423,497	2,662,798	2,423,497	4,278,497

Pay Ratio

For the year ended December 31, 2021:

- The median annual total compensation of all our employees, other than the chief executive officer, was $70,276.

- The annual total compensation of our chief executive officer for purposes of the pay ratio calculation was $20,399,267.

- Based on this information, the ratio of the annual total compensation of our chief executive officer to the median of the annual total compensation of all employees is reasonably estimated to be 290 to 1 under Item 402(u) of Regulation S-K.

During 2021, there were no changes in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure. Therefore, to calculate our 2021 pay ratio, we used the same median employee identified in 2020.

We identified the median employee in 2020 by examining base cash compensation and target cash and equity incentive compensation plus commissions, overtime and shift differential for all individuals who were employed by us on November 30, 2020, including individuals who became our employees as a result of acquisitions completed during 2020, but excluding our chief executive officer and employees in certain countries as described further below. We believe base cash compensation and target cash and equity incentive compensation, plus commissions, overtime and shift differential, is a reasonable basis on which to identify the median employee because those are the most significant elements of compensation for our employee population.

We began our analysis by including all worldwide employees, whether employed on a full-time, part-time or seasonal basis. As of November 30, 2020, we had approximately 44,800 employees. We excluded the following countries and approximate number of employees in each country from the median employee determination pursuant to the de minimis exclusion permitted by SEC disclosure rules: Germany (800 employees), Ireland (550 employees), Poland (500 employees), the Republic of Korea (110 employees) and Austria (30 employees). As a result, we included approximately 42,800 employees in the median employee determination for 2020.

Our methodology to identify the median of the annual total compensation of all employees included the following material assumptions, adjustments and estimates:

- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated quarterly.

- While we measured compensation for 2020 through November 30, 2020, we multiplied certain components of that compensation by 12/11, which we refer to as the "full year factor," to approximate 12 months of compensation and facilitate the identification of the median employee as indicated further below.

- We multiplied 2020 base cash compensation rates for any permanent employees, whether full- or part-time, who were employed by us from January 1, 2020, to November 30, 2020, by the full year factor. We also annualized 2020 actual base cash compensation paid to any permanent employees, whether full- or part-time, who were hired after January 1, 2020. We used actual base cash compensation paid through November 30, 2020, for all temporary or seasonal employees.

- For permanent employees, we assumed that any pay increases took place on April 1, 2020, since this is the standard timing for our pay increases. Any pay increases taking place at other times during the year are immaterial to the overall result.

- For hourly employees, we calculated base cash compensation as the hourly rate for an individual times the regularly scheduled number of hours to be worked by that individual during the year.

- Commission pay for eligible employees in the U.S. was included in the median employee determination. We multiplied the actual amount of commissions paid during the first 11 months of 2020 by the full year factor.

- Overtime and shift differential pay was included only for our hourly employees in the U.S., United Kingdom, India and Latin America. We multiplied the actual amount of overtime and shift differential paid to employees during the first 11 months of 2020 by the full year factor.

- We reasonably estimate that approximately 5% of all commissions on an annualized basis were earned by employees located outside the U.S. during 2020, and that approximately 3.5% of all overtime and shift differential hours on an annualized basis were worked by employees located outside the U.S., United Kingdom, India and Latin America during 2020. We believe any impact from those commissions or hours to be immaterial to the identification of the median employee.

- We did not make any cost-of-living adjustments in identifying the median employee.

With respect to our median employee, we identified and calculated the elements of such employee's annual total compensation for 2021 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and included the estimated value of such employee's 2021 employer-paid life insurance, health care insurance and short-term and long-term disability insurance premiums as well as health savings account employer contribution. With respect to the annual total compensation of our chief executive officer, we used the amount reported in the "Total" column of our 2021 Summary Compensation Table included in this proxy statement plus the estimated value of our chief executive officer's 2021 employer-paid life insurance, health care insurance and short-term and long-term disability insurance premiums.

The pay ratio described above may not be comparable to the pay ratio of other companies because our employee population, compensation structure, and the assumptions we made and the methodology we used in arriving at the pay ratio, may differ from those at other companies.

Audit and Related Matters

Proposal 3. Ratification of the Appointment of Independent Registered Public Accounting Firm

Background

The audit committee of the board of directors is directly and solely responsible for the appointment, compensation, retention, termination and oversight of our independent registered public accounting firm. The audit committee has appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2022. Deloitte has served as our independent registered public accounting firm since 1985.

At least annually, the audit committee assesses the performance and independence of Deloitte to determine whether we should continue to retain the firm. To this end, at least annually, Deloitte makes a presentation to the audit committee regarding the services it provides, and our chief financial officer provides the committee with his assessment of the firm's performance. In addition, when evaluating whether to continue to retain Deloitte, the audit committee assesses the factors described in "Audit Committee Report" below, including the impact on our company of changing the independent registered public accounting firm. In conjunction with the mandated rotation of Deloitte's lead engagement partner, the audit committee and its chair actively participate in the selection of a successor lead engagement partner. The members of the audit committee and the board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the company and its shareholders.

A representative of Deloitte is expected to attend the annual meeting, will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Reason for the Proposal

Appointment of our independent registered public accounting firm is not required to be submitted for shareholder approval, but the audit committee of our board of directors is seeking ratification of its appointment of Deloitte as a matter of good corporate practice. If our shareholders do not ratify this appointment, the audit committee of the board of directors will consider it a direction to seek to retain another independent registered public accounting firm. Even if the appointment is ratified, the audit committee may, in its discretion, appoint a different independent registered public accounting firm at any time if it determines that such a change would be in our shareholders' best interests.

Vote Required and Recommendation of the Board of Directors

To ratify the appointment of Deloitte as our independent registered public accounting firm, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted to ratify the appointment of Deloitte as our independent registered public accounting firm for 2022.

The board of directors recommends that you vote "FOR" Proposal 3.

Independent Registered Public Accounting Firm and Fees

The following table presents the aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (the "Deloitte Entities") for services provided during 2021 and 2020.

	2021	2020
Audit Fees	$ 9,312,000	$10,550,000
Audit-Related Fees	10,452,000	9,221,000
Tax Fees	875,000	1,174,000
All Other Fees	—	—
Total	$20,639,000	$20,945,000

Audit Fees. Audit fees are for professional services rendered by the Deloitte Entities in connection with the integrated audit of our annual consolidated financial statements, the review of financial statements included in our quarterly reports on Form 10-Q, stand-alone audits, statutory audits, benefit plan audits and other regulatory filings.

Audit-Related Fees. Audit-related fees are for professional services rendered by the Deloitte Entities for service auditor reports, services rendered in connection with the filing of registration statements, and financial due diligence advisory services.

Tax Fees. Tax fees are for tax consultations and tax return preparation and compliance.

Audit Committee Pre-Approval Policy

The audit committee has established pre-approval policies and procedures that require audit committee approval of all audit and permitted non-audit services to be provided by its independent registered public accounting firm. For certain types of services, the audit committee pre-approves the particular services, subject to certain monetary limits, after the audit committee is presented with a schedule describing the services to be approved. The audit committee's pre-approval policies do not permit the delegation of the audit committee's responsibilities to management. In 2021, the audit committee pre-approved all services provided by our independent registered public accounting firm.

Audit Committee Report

The audit committee consists of four members: Heidi G. Miller, who serves as Chair of the committee, Alison Davis, Henrique de Castro, and Dennis F. Lynch. Each member is an independent director under Nasdaq and Securities and Exchange Commission rules and meets the standards for audit committee independence as set forth in such rules. The audit committee has the duties and powers described in its written charter adopted by the board of directors, a copy of which is available on the company's website.

The audit committee provides independent review and oversight of the accounting and financial reporting processes and consolidated financial statements of Fiserv, Inc., the system of internal controls that management and the board of directors have established, the audit process and the results of operations of Fiserv, Inc. and its financial condition. Management has the responsibility for preparing the company's consolidated financial statements and Deloitte & Touche LLP ("Deloitte"), the company's independent registered public accounting firm, has the responsibility for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles and as to the effectiveness of our internal control over financial reporting.

Deloitte has been the company's independent registered public accounting firm since 1985. As part of its annual auditor engagement process, the audit committee considered:

- The performance of Deloitte. In this regard, at least annually, Deloitte makes a presentation to the audit committee regarding the services it provides, and our chief financial officer provides the committee with his assessment of the firm's performance;

- The independence of Deloitte, including employing its independent judgment, objectivity and professional skepticism;

- The quality and candor of Deloitte's communications with the audit committee and management;

- External data relating to Deloitte's audit quality and performance, including recent Public Company Accounting Oversight Board reports on Deloitte;

- The impact of engagement partner rotation. Deloitte rotates its lead audit engagement partner every five years, and the audit committee interviews proposed candidates and with input from management selects the lead audit engagement partner;

- The impact of changing the independent registered public accounting firm; and

- Operational efficiencies resulting from having an independent registered public accounting firm with a meaningful history with the company.

Ultimately, the members of the audit committee and the board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the company and its shareholders. The audit committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements of Fiserv, Inc. for the fiscal year ended December 31, 2021. The audit committee has also discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. The audit committee has received the written disclosures and letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the audit committee concerning independence and has discussed with Deloitte its independence. The audit committee has pre-approved all services provided by the independent registered public accounting firm to Fiserv, Inc. and has concluded that such services are compatible with Deloitte's independence.

The audit committee also discussed with management, the internal auditors and Deloitte the quality and adequacy of the internal controls of Fiserv, Inc. and the organization, responsibilities, budget and staffing of the internal audit function of Fiserv, Inc. The audit committee reviewed with both Deloitte and the internal auditors their respective audit plans, audit scope and identification of audit risks. Based on the above-mentioned reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements of Fiserv, Inc. be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, for filing with the Securities and Exchange Commission.

Heidi G. Miller, Chair
Alison Davis
Henrique de Castro
Dennis F. Lynch

Proposal 4. Shareholder Proposal

The following proposal was submitted by an individual shareholder and will be voted on at the annual meeting if it is properly presented. **The board of directors asks you to read its Statement in Opposition which follows the proposal below and recommends you vote AGAINST the proposal.** The shareholder's name, address and number of shares of common stock held may be obtained upon written request to our corporate Secretary.

The following proposal has been included exactly as we received it in accordance with the rules of the Securities and Exchange Commission:

Proposal 4 – Shareholder Ratification of Termination Pay



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Generous performance-based pay can be good but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

For instance at one company if the CEO is terminated without cause, whether or not his termination follows a change in control, he will receive $39 million in termination payments, nearly 7-times his base salary plus short-term bonus.

It is in the best interest of Fiserv shareholders to be protected from such lavish management termination packages for one person.

It is important to have this policy in place so that Fiserv management stays focused on improving company performance as opposed to seeking a merger mostly to trigger a management golden parachute windfall.

This proposal is more important at Fiserv because of the tendency to overpay management. Fiserv management pay was rejected by 37% of shares in 2021 when a 5% rejection is the norm. And Mr. Scott Nuttall, Chair of the management pay committee was rejected by up to 35-times the negative votes of other Fiserv directors.

This proposal topic won 58% support at the 2021 FedEx annual meeting.

A 2015 General Electric shareholder proposal similar to the FedEx proposal won 40% GE shareholder support with 2.2 billion votes in favor. This may have represented 51% support from the GE shares that had access to independent proxy voting advice and are not forced to rely on the biased recommendations of management especially on issues of management pay.

Please vote yes:
Shareholder Ratification of Termination Pay – Proposal 4

Fiserv's Statement in Opposition

The board of directors has carefully considered this proposal and believes that its adoption is not in the best interests of our shareholders. The board recommends that shareholders vote AGAINST the proposal for the following reasons:

- It is unnecessary in light of actions we recently took with respect to our severance policies

- It creates risk to the alignment of management and shareholder interests

- It would unduly restrict our ability to structure executive officer compensation

In 2021, our talent and compensation committee took action to further align the interests of our executive officers and shareholders and to enhance the consistency of our severance plan.

We terminated all outstanding Key Executive Employment and Severance Agreements (KEESAs), which were our legacy change of control agreements. By terminating the KEESAs, we eliminated single trigger equity vesting upon a change of control and all post-change of control walk away rights.

Additionally, in connection with termination of the KEESAs, we adopted a new severance policy applicable to executive officers and terminated employment agreements previously in effect with our executive officers other than our chief executive officer. Under the new severance policy:

- Cash severance payments are equal to 1.5 times the sum of the executive's base salary and target cash incentive award amount for the year of termination (whether or not in connection with a change of control).

- Stock options and RSUs continue vesting for 12 months following termination, and PSUs vest pro rata after the end of the performance period based on actual performance. Otherwise, equity awards are forfeited and cancelled.

- Accelerated vesting of outstanding equity awards only occurs upon death, disability or a qualifying termination within two years following a change of control.

We believe that these changes to our severance program provide appropriate limits on post-termination compensation, including in a change of control scenario, while securing our executives' continued service to drive long-term shareholder value.

See "Executive Compensation – Potential Payments Upon Termination or Change of Control" for more details regarding certain legacy commitments to Mr. Bisignano and Ms. Kereere. Under his employment agreement, upon a termination without cause or resignation for good reason, Mr. Bisignano is entitled to receive a cash payment equal to 5.5 times his annual base salary, a cash payment equal to a pro rata portion of his target incentive compensation, and full vesting of his equity awards. Under a sign-on agreement entered into prior to becoming an executive officer, Ms. Kereere is entitled to receive a cash payment equal to her annual base salary plus her target incentive compensation opportunity if we terminate her employment without cause during her first year of employment. In addition, if we terminate Ms. Kereere's employment without cause before her sign-on equity awards fully vest, she will receive the cash equivalent of the value of any such unvested awards as of her termination date.

The proposal could discourage use of long-term equity incentive awards, creating a misalignment between our executive officers and shareholders.

We believe long-term equity incentive awards, and in particular performance share units, represent the most effective compensation elements to drive long-term shareholder value. Equity awards support the achievement of our financial and strategic goals, facilitate significant stock ownership by our executives, further align financial rewards with the economic interests of our shareholders and promote the retention of executive talent that is critical to our success.

Additionally, our severance policy is intended to secure the continued services of our executive officers in the event of a change of control transaction and to align their interests with those of our shareholders when evaluating any such potential transaction. We believe our policy encourages our executive officers to remain with the company, diligently work to achieve board- and shareholder- approved goals, including completing a transformative transaction and any related transition process, and minimize risk to our shareholders in a change of control transaction. The proposal would require shareholder approval before our executives could realize the value of their equity awards and could discourage the use of long-term equity incentive awards as an important retention tool, resulting in a less effective alignment between our executive compensation program and our shareholders' interests.

The proposal would unduly restrict our ability to structure executive officer compensation.

We believe our talent and compensation committee is best positioned to design and implement executive compensation practices and programs that align with our shareholders' best interests. To fulfill its responsibilities, the committee requires flexibility to secure talent, quickly respond to dynamic market practices, and structure our executive compensation in a market-competitive manner. The proposal would unduly limit the committee's ability to exercise its judgment about what compensation structure best serves our company's goals and our shareholders' long-term interests. It would impose an arbitrary amount above which neither the company nor the executives would have certainty until a shareholder approval vote could be held, all of which could place us at a disadvantage in attracting and retaining executive talent, particularly given the highly competitive nature of our industry.

Vote Required and Recommendation of the Board of Directors

We believe that our compensation program effectively aligns executive and shareholder interests and that the proposal would unduly restrict our ability to structure executive officer compensation and would increase risk for our shareholders in the event of a change of control transaction. Accordingly, we do not believe that implementation of this proposal is appropriate for our company or in the best interest of our shareholders.

The number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal for it to gain approval. Unless otherwise specified, the proxies solicited hereby will be voted against the shareholder proposal.

The board of directors recommends that you vote "AGAINST" Proposal 4.

Our Shareholders

Common Stock Ownership

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2022, by: each current director and director nominee; each executive officer appearing in the Summary Compensation Table; all directors and executive officers as a group; and any person known by us to beneficially own more than 5% of the outstanding shares of our common stock based on our review of the reports regarding ownership filed with the Securities and Exchange Commission in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act") unless otherwise noted.

Name and Address of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned[2]	Percent of Class[3]
New Omaha Holdings L.P.[4] c/o Kohlberg Kravis & Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019	49,408,278	7.6%
The Vanguard Group, Inc.[5] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	47,540,583	7.3%
T. Rowe Price Associates, Inc.[6] 100 East Pratt Street Baltimore, Maryland 21202	44,832,098	6.9%
BlackRock, Inc.[7] 55 East 52nd Street New York, New York 10055	40,309,302	6.2%
Dodge & Cox[8] 555 California Street, 40th Floor San Francisco, California 94104	35,432,277	5.4%
Frank J. Bisignano[9]	4,179,288	*
Guy Chiarello[10]	713,553	*
Robert W. Hau	424,291	*
Suzan Kereere	—	*
Adam L. Rosman	3,030	*
Alison Davis	24,114	*
Henrique de Castro	7,847	*
Harry F. DiSimone[11]	9,176	*
Dylan G. Haggart[12]	—	*
Dennis F. Lynch	53,551	*
Wafaa Mamilli	—	*
Heidi G. Miller	71,616	*
Scott C. Nuttall[13]	33,810	*
Denis J. O'Leary	175,306	*
Doyle R. Simons	163,994	*
Kevin M. Warren	1,102	*
All directors and executive officers as a group (18 people)	6,582,330	1.0%

* Less than 1%.

(1) Unless otherwise indicated, the address for each beneficial owner is care of Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

(2) All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided to us by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws.

Includes stock options, which, as of March 1, 2022, were exercisable currently or within 60 days: Mr. Bisignano – 1,940,326; Mr. Chiarello – 510,947; Mr. Hau – 362,041; Ms. Davis – 18,060; Mr. Lynch – 33,220; Ms. Miller – 47,929; Mr. O'Leary – 33,220; Mr. Simons – 44,124; and all directors and executive officers as a group – 3,632,342.

Includes shares deferred under vested restricted stock units that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Ms. Davis – 6,054; Mr. de Castro – 645; Mr. DiSimone – 816; Mr. Lynch – 14,918; Ms. Miller – 1,934; Mr. Nuttall – 1,934; Mr. O'Leary – 28,509; Mr. Simons – 40,543; Mr. Warren – 936; and all directors as a group – 96,289.

Also includes shares eligible for issuance in connection with the deferral of cash compensation that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Mr. de Castro – 480; Mr. DiSimone – 714; Ms. Miller – 1,528; Mr. Nuttall – 1,576; Mr. O'Leary – 35,785; Mr. Simons – 40,831; and all directors as a group – 80,914.

(3) On March 1, 2022, there were 652,028,313 shares of common stock outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within

60 days, and shares deferred pursuant to vested restricted stock units and shares eligible for issuance pursuant to the non-employee director deferred compensation plan that may be distributed within 60 days, are deemed outstanding for the purposes of calculating the number and percentage owned by such shareholder but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4) Based on a Schedule 13D filed by New Omaha Holdings L.P., New Omaha Holdings LLC, KKR 2006 Fund L.P., KKR Associates 2006 L.P., KKR 2006 GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis, and George R. Roberts on December 20, 2021, with the Securities and Exchange Commission, which indicates that New Omaha Holdings, L.P. has sole voting and dispositive power over these securities. Each of New Omaha Holdings LLC (as the sole general partner of New Omaha Holdings L.P.); KKR 2006 Fund L.P. (as the sole member of New Omaha Holdings LLC); KKR Associates 2006 L.P. (as the general partner of KKR 2006 Fund L.P.); KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.); KKR Group Partnership L.P. (as the designated member of KKR 2006 GP LLC); KKR Group Holdings Corp. (as a general partner of KKR Group Partnership L.P.); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.); and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of any securities beneficially owned by New Omaha Holdings L.P. The principal business address listed in the table above applies to all such persons other than Mr. Roberts for whom the principal business address is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(5) Based on a Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard Group") on February 10, 2022, with the Securities and Exchange Commission, which indicates that the Vanguard Group exercises shared voting power over 956,204 of the securities, sole dispositive power

over 45,125,749 of the securities and shared dispositive power over 2,414,834 of the securities.

(6) Based on a Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") on February 14, 2022, with the Securities and Exchange Commission, which indicates that these securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser and with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, Price Associates exercises sole voting power over 21,935,728 of the securities and sole dispositive power over 44,832,098 of the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities.

(7) Based on a Schedule 13G filed by BlackRock, Inc. ("BlackRock") on February 1, 2022, with the Securities and Exchange Commission, which indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, BlackRock exercises sole voting power over 35,095,144 of the securities and sole dispositive power over 40,309,302 of the securities.

(8) Based on a Schedule 13G filed by Dodge & Cox on February 14, 2022, with the Securities and Exchange Commission, which indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, Dodge & Cox exercises sole voting power over 33,820,277 of the securities and sole dispositive power over 35,432,277 of the securities.

(9) Includes 46,209 shares of our common stock held by the Frank J. Bisignano 2020 Grantor Retained Annuity Trust over which Mr. Bisignano has voting and investment power, 15,690 shares of our common stock held by Mr. Bisignano's spouse, 1,997 shares of our common stock held in accounts for the benefit of minor children and of which Mr. Bisignano acts as custodian, and 76,713 shares of our common stock held in trusts for the benefit of Mr. Bisignano's children and of which Mr. Bisinano serves as trustee.

(10) Includes 26,118 shares of our common stock held by the Guy Chiarello 2020 Trust for the benefit of Mr. Chiarello's spouse and children and of which Mr. Chiarello's spouse serves as trustee and Mr. Chiarello serves as investment advisor. Also includes 37,381 shares of our common stock held by the Denise Chiarello 2021 Trust for the benefit of Mr. Chiarello and his children and of which Mr. Chiarello serves as trustee.

(11) Includes 2,706 shares of our common stock held by the Harry DiSimone 2021 Irrevocable Exemption Trust for the benefit of family members of the reporting person and of which such family members serve as trustee.

(12) The ValueAct entities referred to in this footnote 12 are collectively referred to herein as "ValueAct Capital." As a partner of ValueAct Capital, Mr. Haggart relinquishes all vested equity compensation received for service on our board to the limited partners of ValueAct Capital Master Fund, LP. Under an agreement with ValueAct Capital, Mr. Haggart is deemed to hold shares for the benefit of the limited partners of ValueAct Capital Master Fund, L.P. Based on a Form 4 filed by ValueAct Capital Master Fund, L.P. and its affiliates on February 25, 2022, with the Securities and Exchange Commission, ValueAct Capital Master Fund, L.P. directly owns 13,035,201 shares of common stock that may be deemed to be indirectly beneficially owned by (i) VA Partners I, LLC as General Partner of ValueAct Capital Mater Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P., (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P., (iv) ValueAct Holdings, L.P. as the majority owner of the membership interests of VA Partners I, LLC, (v) ValueAct Holdings II, L.P. as the sole owner of the membership interests of ValueAct Capital Management, LLC and as the majority owner of the limited partnership interests of ValueAct Capital Management L.P., and (vi) ValueAct Holdings GP, LLC as General Partner of ValueAct Holdings, L.P. and Value Act Holdings II, L.P. Mr. Haggart disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in ValueAct Capital.

(13) Includes 7,575 shares of our common stock that are held by a trust for the benefit of Mr. Nuttall's family and over which Mr. Nuttall disclaims beneficial ownership. Mr. Nuttall serves as an executive officer of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates and disclaims beneficial ownership of the shares held by New Omaha Holdings L.P. The principal business address of Mr. Nuttall is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019.

Voting, Meeting and Other Matters

Notice of Internet Availability of Proxy Materials

We may furnish our proxy statement and annual report to shareholders of record by providing access to those documents via the Internet instead of mailing printed copies. The notice you received regarding the Internet availability of our proxy materials (the "Notice") provides instructions on how to access our proxy materials and cast your vote via the Internet, by telephone or by mail.

Shareholders' access to our proxy materials via the Internet allows us to reduce printing and delivery costs and lessen adverse environmental impacts. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the Notice for requesting those materials.

Who Can Vote

The board of directors has fixed the close of business on March 21, 2022, as the record date for determining the shareholders entitled to notice of, to attend and to vote at the annual meeting. On the record date, there were 648,764,752 shares of common stock outstanding and entitled to vote, and we had no other classes of securities outstanding.

All of these shares are to be voted as a single class, and you are entitled to cast one vote for each share you held as of the record date on all matters submitted to a vote of shareholders. For each proposal, abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on its outcome.

How to Vote

You may vote:

By Internet
Visit www.proxyvote.com

By telephone
Dial toll-free 1-800-690-6903

By mailing your proxy card
If you requested a printed copy of the proxy materials, mark your vote on the proxy card, properly sign and date it, and return it in the enclosed envelope. The shares represented by that card will be voted as you have specified.

During the virtual annual meeting
You may attend the virtual annual meeting and vote your shares during the meeting by visiting our annual meeting website at www.virtualshareholdermeeting.com/FISV2022.

Voting through the Internet or by telephone. You can vote by proxy via the Internet or by telephone until 11:59 p.m. (ET) on May 17, 2022, by following the instructions provided in the Notice. Shareholders voting via the Internet or by telephone will bear any costs associated with electronic or telephone access, such as usage charges from Internet access providers and telephone companies.

Banks, brokers or other nominees. Shareholders who hold shares through a bank, broker or other nominee may vote by the methods that their bank or broker makes available, in which case the bank or broker will include instructions with the Notice or this proxy statement. If you wish to vote at the virtual annual meeting online, you may do so using the 16-digit control number included on the instructions that accompanied your Notice or proxy statement.

401(k) savings plan. An individual who had a beneficial interest in shares of our common stock allocated to their account under the Fiserv 401(k) Savings Plan as of March 21, 2022, may vote the shares of common stock allocated to their account at Merrill Lynch as of such date. We will provide instructions to participants regarding how to vote. If no direction is provided by the participant about how to vote their shares by 11:59 p.m. (ET) on May 15, 2022, Merrill Lynch will vote the shares in the same manner and in the same proportion as the shares for which voting instructions are received from other participants, except that Merrill Lynch, in the exercise of its fiduciary duties, may determine that it must vote the shares in some other manner.

Proxies

Our board of directors is soliciting proxies in connection with our 2022 annual meeting of shareholders. On April 5, 2021, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders entitled to vote at the annual meeting.

Denis J. O'Leary, Chairman of the Board, Frank J. Bisignano, President and Chief Executive Officer, Adam L. Rosman, Chief Administrative Officer and Chief Legal Officer, and Eric C. Nelson, Secretary, have been selected by the board of directors as proxy holders and will vote shares represented by valid proxies. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies.

If nothing is specified, the proxies will be voted: "FOR" each of the board's nominees for director; "FOR" proposals two and three; and "AGAINST" proposal four.

Our board of directors is unaware of any other matters that may be presented for action at our annual meeting. If other matters do properly come before the annual meeting or any adjournments or postponements thereof, it is intended that shares represented by proxies will be voted in the discretion of the proxy holders.

You may revoke your proxy at any time before it is exercised by doing any of the following:

- entering a new vote using the Internet or by telephone

- giving written notice of revocation to Eric C. Nelson, Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045

- submitting a subsequently dated and properly completed proxy card

- attending the virtual annual meeting and voting at the virtual annual meeting online

However, if your shares are held of record by a bank, broker or other nominee, you must obtain a proxy issued in your name from the record holder.

We will pay the cost of soliciting proxies on behalf of the board of directors. Our directors, officers and other employees may solicit proxies by mail, personal interview, telephone or electronic communication. None of them will receive any special compensation for these efforts.

We have retained the services of D.F. King & Co., Inc. to assist us in soliciting proxies by personal interview, mail, telephone or electronic communications. We expect to pay D.F. King its customary fee, approximately $15,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. We also have made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy materials to beneficial owners of shares. We will reimburse such record holders for the reasonable out-of-pocket expenses incurred by them in connection with forwarding proxy materials. Proxies solicited hereby will be tabulated by an inspector of election, who will be designated by the board of directors and will not be an employee or director of Fiserv, Inc.

How to Participate in the Meeting

This year's annual meeting will be accessible through the Internet due to the continued risks presented by the COVID-19 pandemic, and the priority we place on the health and well-being of our shareholders, partners and employees. The annual meeting will also be accessible to all shareholders regardless of their physical location and we expect to offer the same type of participation opportunities during the meeting as we have at past in-person meetings.

To be admitted to the annual meeting at www.virtualshareholdermeeting.com/FISV2022, you will need the 16-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials. The annual meeting will begin promptly at 10:00 a.m. (CT). Online check-in will begin at 9:30 a.m. (CT), and you should allow ample time for the online check-in procedures. If you have difficulty accessing the virtual annual meeting, please call 1-844-986-0822 (toll free in the U.S.) or 303-562-9302 (international) for assistance. We will have personnel available to assist you. If you hold shares through a bank, broker or other nominee, you will need to contact such bank, broker or other nominee for assistance with your 16-digit control number.

Whether or not you participate in the annual meeting, it is important that your shares be part of the voting process. The other methods by which you may vote are described above.

This year's shareholders question and answer session will include questions submitted in advance of, and questions submitted live during, the annual meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the annual meeting through www.virtualshareholdermeeting.com/FISV2022. We expect to respond to questions during the annual meeting and may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting.

Quorum

The presence, at the virtual annual meeting online or by proxy, of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting will constitute a quorum for the transaction of business. Holders of shares that abstain from voting or that are subject to a broker non-vote will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient votes for a quorum or to approve a proposal at the time of the annual meeting, the annual meeting may be adjourned or postponed, in our sole discretion, in order to permit the further solicitation of proxies.

Shareholder Proposals for the 2023 Annual Meeting

Any proposal that a shareholder desires to include in our proxy materials for our 2023 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8") must be delivered no later than December 6, 2022, to the following address: 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Eric C. Nelson, Secretary.

Under our by-laws, a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of our stock representing an aggregate of at least 3% of our outstanding shares may nominate and include in our proxy materials director nominees constituting up to 20% of our board of directors – so called "proxy access." Alternatively, a shareholder may nominate director nominees under our by-laws that the shareholder does not intend to have included in our proxy materials. In either case, such shareholders must comply with the procedures set forth in our by-laws, including that the shareholders and nominees satisfy the requirements in our by-laws and our corporate Secretary receives timely written notice, in proper form, of the intent to make a nomination at an annual meeting of shareholders. Among other matters, if a shareholder wishes to nominate a director nominee pursuant to proxy access, they must give written notice to our corporate Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date on which we first made available our proxy materials for the 2021 annual meeting. We must receive notice of a shareholder's director nomination for the 2022 annual meeting pursuant to the proxy access by-law provision no sooner than November 6, 2022, and no later than December 6, 2022. If the notice is received outside of that time frame, then we are not required to include the nominees in our proxy materials for the 2023 annual meeting. The detailed requirements for nominations are set forth in our by-laws, which were attached as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2022. A copy of our by-laws will be provided upon written request to our corporate Secretary.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2023 annual meeting must comply with the requirements set forth in our by-laws. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 45 days and not more than 70 days prior to the first anniversary of the date on which we first mailed our proxy materials for the 2022 annual meeting. We must receive notice of a shareholder's intent to present business, other than pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2023 annual meeting no sooner than January 25, 2023, and no later than February 19, 2023. If the notice is received outside of that time frame, then we are not required to permit the business or the nomination to be presented at the 2023 annual meeting. Nevertheless, if our board of directors permits a matter of business submitted after February 19, 2023, to be presented at the 2023 annual meeting, then the persons named in proxies solicited by the board of directors for the 2023 annual meeting may exercise discretionary voting power with respect to such proposal. In addition to satisfying the foregoing requirements under our by-laws, to comply with the universal proxy rules of the Securities and Exchange Commission (once effective), shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 19, 2023.

Proxy Statement and Annual Report Delivery

Our Annual Report on Form 10-K for 2021 will be made available or mailed to each shareholder on or about April 5, 2022. We will furnish such report, without charge, to any person requesting a copy thereof in writing and stating such person is a beneficial holder of shares of our common stock on the record date for the 2022 annual meeting. Requests and inquiries should be sent to our corporate Secretary, Eric C. Nelson, at the address below.

As permitted by rules of the Securities and Exchange Commission, services that deliver our communications to shareholders who hold their stock through a bank, broker or other holder of record may deliver a single copy of our Notice, annual report and proxy statement to multiple shareholders sharing the same address. Upon written or oral request, we will promptly deliver a separate copy of our Notice, annual report and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the Notice, annual report and/or proxy statement may also request delivery of a single copy. Shareholders may make a request by writing to Eric C. Nelson, Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

By Order of the Board of Directors

Eric C. Nelson, Secretary
Brookfield, Wisconsin
April 5, 2022

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our plans for our Corporate Social Responsibility Report. Statements can generally be identified as forward-looking because they include words such as "believes," "anticipates," "expects," "could," "should" or words of similar meaning. Statements that describe our future plans, objectives or goals are also forward-looking statements. Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. For a more detailed discussion of these factors, see the information under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2021, and in other documents that we file with the Securities and Exchange Commission. Our forward-looking statements speak only as of the date of this proxy statement or as of the date they are made, and we undertake no obligation to update them, notwithstanding any historical practice of doing so. Forward-looking and other statements in this document may also address our corporate responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission. In addition, historical, current, and forward-looking environmental and social-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Appendix A

Non-GAAP Financial Measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The company supplements its reporting of information determined in accordance with GAAP, such as revenue, operating income, operating margin, earnings per share attributable to Fiserv and net cash provided by operating activities, with "adjusted revenue," "adjusted revenue for incentive compensation," "organic revenue," "organic revenue growth," "adjusted operating income," "adjusted operating margin," "adjusted earnings per share," and "free cash flow."

Management believes that adjustments for certain non-cash or other items and the exclusion of certain pass-through revenue and expenses should enhance shareholders' ability to evaluate the company's performance, as such measures provide additional insights into the factors and trends affecting its business. Therefore, the company excludes these items from its non-GAAP financial measures to more clearly focus on the factors management believes are pertinent to the company's operations, and management uses this information to make operating decisions, including the allocation of resources to the company's various businesses. The company adjusts its non-GAAP results to exclude amortization of acquisition-related intangible assets as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions. Management believes that the adjustment of acquisition-related intangible asset amortization supplements GAAP information with a measure that can be used to assess the comparability of operating performance. Although the company excludes amortization of acquisition-related intangible assets from its non-GAAP expenses, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Management believes free cash flow is useful to measure the funds generated in a given period that are available for debt service requirements and strategic capital decisions.

In this proxy statement, the company discloses performance goals that were set related to cash incentive awards and performance share units based on adjusted revenue for incentive compensation, organic revenue growth, adjusted operating income, and adjusted earnings per share.

Set forth below is a description of these non-GAAP financial measures:

- Adjusted revenue is calculated as revenue in accordance with GAAP excluding the impact of the company's Output Solutions postage reimbursements and Merchant Services adjustments, and including deferred revenue purchase accounting adjustments.

- Adjusted revenue for incentive compensation is calculated as adjusted revenue excluding revenue attributable to acquisitions.

- Organic revenue growth is measured as the change in adjusted revenue for the current year excluding the impact of foreign currency fluctuations and revenue attributable to acquisitions and dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions.

- Adjusted operating income is calculated as operating income in accordance with GAAP excluding merger and integration costs; severance costs; amortization of acquisition-related intangible assets; the impact of the company's Merchant Services adjustments; and gains or losses on the sale of businesses; and including deferred revenue purchase accounting adjustments.

- Adjusted operating margin is calculated as adjusted operating income divided by adjusted revenue.

- Adjusted earnings per share is calculated as earnings per share in accordance with GAAP excluding (net of related tax impact) merger and integration costs; severance costs; amortization of acquisition-related intangible assets; certain activities associated with non wholly-owned entities; gains or losses on the sale of businesses or investments; and discrete tax items; and including deferred revenue purchase accounting adjustments.

- Free cash flow is calculated as net cash provided by operating activities in accordance with GAAP less capital expenditures and distributions paid to noncontrolling interests and redeemable noncontrolling interests; and excludes tax-effected severance, merger and integration payments; and tax payments on the gain on sale of investments in unconsolidated affiliates; and includes certain cash distributions from unconsolidated affiliates.

These unaudited non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should be considered in addition to, and not as a substitute for, revenue, operating income, operating margin, earnings per share attributable to Fiserv and net cash provided by operating activities or any other amount determined in accordance with GAAP.

Below are reconciliations of adjusted revenue, adjusted operating income, adjusted operating margin, organic revenue growth, adjusted earnings per share and free cash flow to the most directly comparable measures determined in accordance with GAAP:

(in millions, except per share amounts)	2021	2020	Growth
Revenue	$ 16,226	$ 14,852	9%
Adjustments:			
Output Solutions postage reimbursements	(860)	(864)	
Deferred revenue purchase accounting adjustments	27	46	
Merchant Services adjustment[1]	—	(126)	
Adjusted revenue	$ 15,393	$ 13,908	
Adjustments:			
Currency impact[3]	6	—	
Acquisition adjustments	(39)	—	
Divestiture adjustments	(278)	(298)	
Organic revenue[2]	$ 15,082	$ 13,610	11%
Operating income	$ 2,288	$ 1,852	
Adjustments:			
Merger and integration costs[4]	861	902	
Severance costs[5]	81	108	
Amortization of acquisition-related intangible assets[6]	1,982	2,024	
Merchant Services adjustment[1]	—	(59)	
Gain on sale of businesses[7]	—	(464)	
Adjusted operating income	$ 5,212	$ 4,363	
Operating margin	14.1%	12.5%	
Adjusted operating margin	33.9%	31.4%	
GAAP earnings per share attributable to Fiserv	$ 1.99	$ 1.40	
Adjustments – net of income taxes:			
Merger and integration costs[4]	0.99	1.02	
Severance costs[5]	0.09	0.12	
Amortization of acquisition-related intangible assets[6]	2.27	2.28	
Non wholly-owned entity activities[8]	0.06	0.11	
Gain on sale of businesses[7]	—	(0.50)	
Discrete tax items[9]	0.18	(0.01)	
Adjusted earnings per share	$ 5.58	$ 4.42	

Revenue growth, operating margin percentages, and earnings per share are calculated using actual, unrounded amounts.

(1) Represents an adjustment primarily related to the company's joint venture with Bank of America. The Banc of America Merchant Services joint venture (BAMS) was dissolved effective July 1, 2020. The company owned 51% of BAMS and, through June 30, 2020, BAMS' financial results were 100% consolidated into the company's financial statements for GAAP reporting purposes. In connection with the dissolution of the joint venture, the company received a 51% share of the joint venture's value via an agreed upon contractual separation. In addition, the company will continue providing merchant processing and related services to Bank of America for its merchant clients. This non-GAAP adjustment reduces adjusted revenue and adjusted operating income by the joint venture revenue and expense that was not expected to be retained by the company upon dissolution and is partially offset by an increase to processing and services revenue.

(2) Organic revenue growth is measured as the change in adjusted revenue for the current year excluding the impact of foreign currency fluctuations and revenue attributable to acquisitions and dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions. Revenue attributable to dispositions also includes current and prior year revenue associated with merchants retained by the company from the Banc of America Merchant Services joint venture through the one-year period following the joint venture's July 1, 2020, dissolution date, and transition services revenue.

(3) Currency impact is measured as the increase or decrease in adjusted revenue for the current year by applying prior year foreign currency exchange rates to present a constant currency comparison to prior periods.

(4) Represents acquisition and related integration costs incurred in connection with various acquisitions, primarily related to the First Data acquisition. First Data integration costs in 2021 primarily include $370 million of third party professional services fees associated with integration activities; $44 million of incremental share-based compensation, including the fair value of stock awards assumed by Fiserv; and $277 million of other integration-related compensation costs. First Data integration costs in 2020 primarily include $224 million of third party

professional services fees associated with integration activities; $165 million of incremental share-based compensation, including the fair value of stock awards assumed by Fiserv; $137 million of other integration-related compensation costs; $118 million of accelerated depreciation and amortization associated with the termination of certain vendor contracts; and $124 million of non-cash impairment charges associated with the early exit of certain leased facilities. The company has completed the integration activities associated with the achievement of cost synergies related to the First Data acquisition as of December 31, 2021.

(5) Represents severance costs associated with the achievement of expense management initiatives, including those related to the First Data acquisition.

(6) Represents amortization of intangible assets acquired through various acquisitions, including customer relationships, software/ technology and trade names. This adjustment does not exclude the amortization of other intangible assets such as contract costs (sales commissions and deferred conversion costs), capitalized and purchased software, and financing costs and debt discounts.

(7) Represents the gain associated with the sale of a 60% interest in the Investment Services business in February 2020 and the dissolution of the Banc of America Merchant Services joint venture in July 2020.

(8) Represents the company's share of amortization of acquisition-related intangible assets at its unconsolidated affiliates, as well as the minority interest share of amortization of acquisition-related intangible assets at its subsidiaries in which the company holds a controlling financial interest. This adjustment for 2021 also includes net gains totaling $98 million related to the fair value remeasurement and sale of certain equity investments.

(9) Represents certain discrete tax items, such as foreign derived intangible income tax benefits from a subsidiary restructuring and the revaluation of deferred taxes due to a change in the respective statutory tax rates in the United Kingdom and Argentina.

(in millions)	2021	2020
Net cash provided by operating activities	$ 4,034	$ 4,147
Capital expenditures	(1,160)	(900)
Adjustments:		
Distributions paid to noncontrolling interests and redeemable noncontrolling interests	(62)	(104)
Distributions from unconsolidated affiliates included in cash flows from investing activities	115	109
Severance, merger and integration payments	712	505
Tax payments on adjustments	(161)	(109)
Tax payments on gain on sale of investments in unconsolidated affiliates	54	—
Free cash flow	$ 3,532	$ 3,648